                            DATED AS OF JULY 23, 1986
--------------------------------------------------------------------------------

                      BANK OF MONTREAL -- BANQUE DE MONTREAL

                                       AND

                    THE ROYAL TRUST COMPANY -- COMPAGNIE TRUST
                                      ROYAL

                                     TRUSTEE

                                 TRUST INDENTURE

                           PROVIDING FOR THE ISSUE OF
                                   DEBENTURES
--------------------------------------------------------------------------------

                                TABLE OF CONTENTS

Section                                                                      Page
       Recitals ...........................................................    1

                                   ARTICLE ONE
                                 Interpretation

1.01   Definitions ........................................................    2
1.02   Meaning of "outstanding" for Certain Purposes ......................    4
1.03   Interpretation not Affected by Headings, etc .......................    4
1.04   Applicable Law .....................................................    5

                                   ARTICLE TWO
                              Issue of Debentures

2.01   Limit of Issue .....................................................    5
2.02   Bank Debentures ....................................................    5
2.03   Subordination ......................................................    6
2.04   Computation of Interest ............................................    6
2.05   Creation and Issue of Additional Debentures ........................    7
2.06   Debentures to Rank Pari Passu ......................................    8
2.07   Signing of Debentures ..............................................    8
2.08   Certification by Trustee ...........................................    9
2.09   Interim Debentures .................................................    9
2.10   Issue in Substitution for Lost Debentures ..........................   10

                                  ARTICLE THREE
                          Issue of Series 10 Debentures

3.01   Limit of Issue and Designation .....................................   10
3.02   Definitions ........................................................   11
3.03   Forms and Terms ....................................................   15
3.04   Indemnity in Respect of Canadian Withholding Taxes .................   18
3.05   Determination of Rate of Interest and Calculation of Interest
        Amount ............................................................   19

Section                                                                      Page
3.06   Publication of Rate of Interest and Interest Amount ................   20
3.07   Determination of Rate of Interest and Calculation of Interest
        Amount by Trustee .................................................   20
3.08   Agent Bank and Reference Banks .....................................   20
3.09   Notice to Series 10 Debentureholders ...............................   21
3.10   Issue of Series 10 Debentures ......................................   21

                                  ARTICLE FOUR
          Registration, Transfer, Exchange and Ownership of Debentures

4.01   Fully Registered Debentures ........................................   21
4.02   Coupon Debentures ..................................................   22
4.03   Transferee Entitled to Registration ................................   23
4.04   Exchange of Debentures .............................................   24
4.05   Charges for Registration, Transfer and Exchange ....................   24
4.06   Register Open for Inspection .......................................   25
4.07   Limitation on Obligation to Effect Transfers or Exchanges ..........   25
4.08   Ownership of Debentures and Coupons ................................   25
4.09   Registration, Transfer and Exchange of Series 10 Debentures ........   26

                                  ARTICLE FIVE
                      Redemption and Purchase of Debentures

5.01   Redemption .........................................................   27
5.02   Purchase ...........................................................   27

                                   ARTICLE SIX
                       Redemption of Series 10 Debentures

6.01   Restriction on Redemption ..........................................   27
6.02   Redemption .........................................................   27
6.03   Places of Payment ..................................................   27
6.04   Selection for Redemption ...........................................   28
6.05   Notice of Redemption ...............................................   28
6.06   Payment of Redemption Price ........................................   28

Section                                                                      Page
6.07   Cancellation of Series 10 Debentures ...............................   28

                                  ARTICLE SEVEN
                              Covenants of the Bank

7.01   General Covenants ..................................................   29
7.02   Trustee's Remuneration and Expenses ................................   30
7.03   Not to Accumulate Interest .........................................   30
7.04   Restriction on Senior Indebtedness .................................   31
7.05   Annual Certificate of Compliance ...................................   31

                                  ARTICLE EIGHT
               Special Covenants Applicable to Series 10 Debentures

8.01   Changes in Paying Agent ............................................   31
8.02   Arrangements with the Agent Bank and the Reference Banks ...........   32
8.03   Listing on The Stock Exchange ......................................   32

                                  ARTICLE NINE
                            Series 10 Debenture Fund

9.01   Creation of the Fund ...............................................   33
9.02   Deposits into the Fund .............................................   33
9.03   Covenant to Sell Capital and Deposit Proceeds ......................   33
9.04   Investment of Amounts in the Fund ..................................   34
9.05   Payment of Series 10 Debentures Prior to Stated Final Maturity
        Date ..............................................................   35
9.06   Repayment to the Bank from the Fund ................................   36
9.07   Payment to the Trustee or Principal Paying Agent from the Fund .....   36

Section                                                                      Page
                                   ARTICLE TEN
                            Defaults and Enforcement

10.01  Events of Default ..................................................   37
10.02  Other Defaults .....................................................   37
10.03  Notice of Default by Trustee .......................................   37
10.04  Acceleration .......................................................   38
10.05  Covenant of the Bank to Pay to the Trustee the Whole Amount Due
        on Debentures Upon Occurrence of an Other Default .................   38
10.06  Waiver of Default ..................................................   39
10.07  Proceedings by the Trustee .........................................   39
10.08  Suits by Debentureholders ..........................................   40
10.09  Application of Moneys Received by Trustee ..........................   41
10.10  Distribution of Proceeds ...........................................   42
10.11  Immunity of Shareholders, etc. .....................................   42

                                 ARTICLE ELEVEN
                           Satisfaction and Discharge

11.01  Cancellation and Destruction .......................................   43
11.02  Non-Presentation of Debentures and Coupons .........................   43
11.03  Repayment of Unclaimed Moneys to Bank ..............................   44
11.04  Release from Covenants .............................................   44

                                 ARTICLE TWELVE
                                 Successor Banks

12.01  Certain Requirements in Respect of Merger, etc. ....................   45
12.02  Vesting of Powers in Successor .....................................   46

Section                                                                      Page
                                ARTICLE THIRTEEN
                          Meetings of Debentureholders

13.01  Right to Convene Meeting ...........................................   46
13.02  Notice .............................................................   47
13.03  Chairman ...........................................................   47
13.04  Quorum .............................................................   47
13.05  Power to Adjourn ...................................................   48
13.06  Show of Hands ......................................................   48
13.07  Poll ...............................................................   48
13.08  Voting .............................................................   48
13.09  Regulations ........................................................   49
13.10  Bank and Trustee may be Represented ................................   50
13.11  Powers Exercisable by Extraordinary Resolution .....................   50
13.12  Powers Cumulative ..................................................   52
13.13  Meaning of "Extraordinary Resolution" ..............................   52
13.14  Minutes ............................................................   53
13.15  Instruments in Writing .............................................   53
13.16  Binding Effect of Resolutions ......................................   54
13.17  Serial Meetings ....................................................   54

                                ARTICLE FOURTEEN
                             Supplemental Indentures

14.01  Execution of Supplemental Indentures ...............................   56

                                 ARTICLE FIFTEEN
                             Concerning the Trustee

15.01  Trust Indenture Legislation ........................................   57
15.02  Rights and Duties of Trustee .......................................   58
15.03  Evidence of Compliance .............................................   59
15.04  Evidence, Experts and Advisers .....................................   59
15.05  Documents, Moneys, etc., Held by Trustee ...........................   60
15.06  Action by Trustee to Protect Interests .............................   61

Section                                                                      Page
15.07  Trustee not Required to Give Security ..............................   61
15.08  Protection of Trustee ..............................................   61
15.09  Replacement of Trustee .............................................   62
15.10  Conflict of Interest ...............................................   62
15.11  Acceptance of Trust ................................................   63

                                 ARTICLE SIXTEEN
                                     Notices

16.01  Notice to Debentureholders .........................................   63
16.02  Notice to the Trustee ..............................................   64
16.03  Notice to the Bank .................................................   64

                                ARTICLE SEVENTEEN
                          Forms of Series 10 Debentures

17.01  Form of Temporary Global Debenture .................................   64
17.02  Form of Coupon Debenture ...........................................   70
17.03  Form of Registered Debenture .......................................   76

                                ARTICLE EIGHTEEN
                                    Execution

18.01  Counterparts and Formal Date .......................................   82

THIS INDENTURE made as of July 23, 1986.

BETWEEN

            BANK OF MONTREAL -- BANQUE DE MONTREAL, a Canadian chartered bank (hereinafter called the "Bank"),

            -- And --                                          OF THE FIRST PART

            THE ROYAL TRUST COMPANY -- COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Quebec (hereinafter called the "Trustee"),

                                                             OF THE SECOND PART,

      WHEREAS under the provisions of the Bank Act, the Bank may borrow money by the issue of bank debentures in accordance with the provisions of the Bank Act relating to bank debentures; and

      WHEREAS the Bank deems it desirable for its corporate purposes to create and issue from time to time its Debentures to be constituted in the manner hereinafter appearing; and

      WHEREAS all things necessary have been done and performed to make the Debentures when certified by the Trustee and issued as in this Trust Indenture provided valid, binding and legal obligations of the Bank with the benefits and subject to the terms of the Trust Indenture;

      NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

                                   ARTICLE ONE

                                 INTERPRETATION

      SECTION 1.01. Definitions. In this Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

      "Bank" means the Party of the First Part and every successor bank which shall have complied with the provisions of Article Twelve;

      "Bank Act" means the Bank Act of Canada, 29 Elizabeth II, Chapter 40, Statutes of Canada, 1980, and any Act that may be substituted therefor, as from time to time amended; and reference to a particular section of the Bank Act includes reference to a section of similar effect in any such substituted or amended Act;

      "certificate of the Bank" means a written certificate signed in the name of the Bank by its chairman or its president or a vice-president and its secretary or another vice-president or an assistant secretary, and may consist of one or more instruments so executed;

      "certified resolution" means a copy of a resolution certified by the secretary or an assistant secretary of the Bank to have been duty passed by the directors and to be in full force and effect on the date of such certification;

      "counsel" means a barrister or solicitor or firm of barristers and solicitors retained by the Trustee or retained by the Bank and acceptable to the Trustee;

      "Debentureholders" or "holders" means as regards registered Debentures the several persons for the time being entered in the registers hereinafter mentioned as holders thereof and as regards unregistered Debentures the bearers thereof for the time being;

      "Debentures" means the Debentures of the Bank issued and certified hereunder and for the time being outstanding; "coupon Debentures" means Debentures which are issued with interest coupons attached; "coupons" means the interest coupons attached or appertaining to coupon Debentures; "fully registered Debentures" means Debentures without coupons which are registered as to principal and interest as hereinafter provided; "registered Debentures" means and includes fully registered Debentures and coupon Debentures registered as to principal only; and "unregistered Debentures" means Debentures which are not so registered;

      "Debentureholders' Request" means an instrument signed in one or more counterparts by the holder or holders of not less than 10% in principal amount of the Debentures, or in certain circumstances of any particular series, outstanding for the time being, requesting the Trustee to take some action or proceeding specified therein;

      "director" means a director of the Bank for the time being, and reference to action by the directors means action by the directors of the Bank as a board or, whenever duly empowered, action by the executive committee of the board;

      "event of default" has the meaning attributed to it in section 10.01;

      "extraordinary resolution" has the meaning attributed to it in Article Thirteen;

      "other defaults" has the meaning attributed to it in section 10.02;

      "person" means an individual, a corporation, a partnership, a trustee or an unincorporated organization; and pronouns have a similarly extended meaning;

      "Trust Indenture", "Indenture", "herein", "hereby", "hereof' and similar expressions mean or refer to this indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions "Article" and "section" followed by a number mean and refer to the specified Article or section of this Trust Indenture;

      "Trustee" means the Party of the Second Part and its successors for the time being in the trusts hereby created;

      "written order of the Bank" means a written order signed in the name of the Bank by its chairman or its president or a vice-president and its secretary or another vice-president or an assistant secretary; and "written request of the Bank" has a similar meaning;

and words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

      SECTION 1.02. Meaning of "outstanding "for Certain Purposes. Every Debenture certified and delivered by the Trustee hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Trustee for cancellation or moneys for the payment thereof shall have been set aside under section 11.02, provided that:

      (1) Debentures which have been partially redeemed shall be deemed to be outstanding only to the extent of the unredeemed part of the principal amount thereof;

      (2) where a new Debenture has been issued in substitution for a Debenture which has been lost, stolen or destroyed, only one of them shall be counted for the purpose of determining the aggregate principal amount of Debentures outstanding; and

      (3) for the purpose of any provision of this Trust Indenture entitling holders of outstanding Debentures to vote, sign consents, requisitions or other instruments or take any other action under this Trust Indenture, Debentures owned legally or equitably by the Bank shall be disregarded except that:

            (a) for the purpose of determining whether the Trustee shall be protected in relying on any such vote, consent, requisition, instrument or other action only the Debentures which the Trustee knows are so owned shall be so disregarded; and

            (b) Debentures so owned which have been pledged in good faith other than to the Bank shall not be so disregarded if the pledgee shall establish to the satisfaction of the Trustee the pledgee's right to vote such Debentures in his discretion free from the control of the Bank.

      SECTION 1.03. Interpretation not Affected by Headings, etc. The division of this Trust Indenture into Articles and Sections, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

      SECTION 1.04. Applicable Law. This Trust Indenture and the Debentures and coupons shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

                                   ARTICLE TWO

                              ISSUE OF DEBENTURES

      SECTION 2.01. Limit of Issue. Subject to the provisions of the Bank Act, the aggregate principal amount of Debentures which may be authorized hereunder is unlimited, but Debentures may be issued only upon and subject to the conditions and limitations herein set forth. The Debentures may be issued in several series as herein provided.

      SECTION 2.02. Bank Debentures.

      (1) The Debentures are bank debentures as that term is defined in the Bank Act and accordingly:

            (a) the Debentures of any series shall not be redeemed by the Bank at any time during the period of five years commencing with the date of issue of such Debentures;

            (b) the principal amount of the indebtedness evidenced by the Debentures of any series shall not be paid by the Bank at any time during the period of five years commencing with the date of issue of such Debentures except in the event of the insolvency or winding-up of the Bank;

            (c) the Bank shall not issue Debentures dated more than sixty (60) days before the date of issue thereof, but this restriction does not apply to a Debenture issued in exchange for or in replacement of one that has the same stated maturity and that is not then being redeemed or paid; and

            (d) the conversion of the Debentures of any series into shares of the Bank in accordance with the terms of such Debentures does not constitute a payment of the principal amount of the Debentures within the meaning of paragraph (b) of subsection (1) of this section 2.02.

      (2) If and to the extent that any provision of this Trust Indenture or of the Debentures conflicts with a mandatory requirement of the Bank Act, such mandatory requirement shall prevail.

      SECTION 2.03. Subordination.

      (1) In the event of the insolvency or winding-up of the Bank, the indebtedness evidenced by the Debentures is subordinate in right of payment to the prior payment in full of the deposit liabilities of the Bank and all other liabilities of the Bank except those which by their terms rank in right of payment equally with or subordinate to the Debentures.

      (2) Each holder of Debentures or coupons by his acceptance thereof agrees to and shall be bound by the subordination provided for in subsection (1) and authorizes and directs the Trustee on his behalf to take such action, if any, as may be necessary or appropriate further to assure the same and appoints the Trustee his agent for such purpose.

      SECTION 2.04. Computation of Interest. Unless otherwise provided in respect of any particular series of Debentures issued hereunder:

      (1) Fully registered Debentures issued hereunder, whether originally or upon exchange or in substitution for previously issued Debentures, shall bear interest from their respective dates or from the last interest payment date to which interest shall have been paid or made available for payment on the outstanding Debentures of the same series and date of maturity, whichever shall be the later.

      (2) The coupons (if any) matured at the date of delivery by the Trustee of any coupon Debenture shall be detached therefrom and cancelled before delivery, unless such Debenture is being issued in exchange or in substitution for another Debenture (whether in interim or definitive form) and such matured coupons represent unpaid interest to which the holder of such exchanged or substituted Debenture is entitled.

      (3) Interest for any period of less than one year shall be computed on the basis of a year of three hundred and sixty-five days, unless otherwise provided in any indenture establishing the terms of any series of Debentures.

      SECTION 2.05. Creation and Issue of Additional Debentures.

      (1) The directors may from time to time authorize the creation of one or more subsequent series of Debentures hereunder. The Debentures of any such subsequent series (herein sometimes referred to as "additional Debentures") may, subject to the requirements of the Bank Act, be limited to such aggregate principal amount, bear such date or dates, mature on such date or dates, bear such rate or rates of interest, be redeemable at such prices, be entitled to the benefit of such covenants, sinking or purchase fund provisions, conversion rights, exchange rights and/or stock purchase rights, be payable at such place or places in Canadian and/or such other currency or currencies and contain such other terms or provisions not inconsistent herewith as the directors may determine.

      (2) Before the issue of any Debentures of any such subsequent series the Bank shall execute and deliver to the Trustee an indenture supplemental hereto for the purpose of establishing the terms thereof and the forms and denominations in which they may be issued, together with a certified resolution authorizing the same, and the Trustee shall execute and deliver such supplemental indenture pursuant to Article Fourteen.

      (3) Whenever any series of additional Debentures shall have been authorized as aforesaid the same may be from time to time executed by the Bank and delivered to the Trustee and, subject to subsection (4), shall be certified by the Trustee and delivered by it to or to the order of the Bank upon receipt by and deposit with the Trustee of the following:

            (a) a certified resolution requesting certification and delivery of a specified principal amount of Debentures of such subsequent series;

            (b) a certificate of the Bank that it is not in default in the performance of any of its covenants herein contained and that it has complied with all the requirements of the Bank Act and of this Trust Indenture in connection with the issue of the Debentures of which certification is requested;

            (c) a written order of the Bank for the certification and delivery of such Debentures; and

            (d) an opinion of counsel that all requirements imposed by this Trust Indenture or by law in connection with the proposed issue of Debentures have been complied with.

      (4) No additional Debentures shall be certified or delivered hereunder if, to the knowledge of the Trustee, an event of default or an other default shall have occurred and be continuing.

      SECTION 2.06. Debentures to Rank Pari Passu. In the event of the insolvency or winding-up of the Bank, all Debentures issued hereunder and all bank debentures issued or to be issued under an indenture dated as of April 26, 1984, and indenture dated as of February 1, 1978, and a trust agreement dated as of April 1, 1972 and indentures and agreements supplemental thereto, respectively, shall rank pari passu without discrimination, preference or priority whatever may be the actual date or terms of issue of the same respectively, save only as to sinking or purchase fund provisions (if any) applicable to different series.

      SECTION 2.07. Signing of Debentures. The Debentures shall be under the seal of the Bank or a reproduction thereof (which shall be deemed to be the corporate seal of the Bank) and shall be signed by the chairman, the deputy chairman, the president or a vice-president and by the secretary or an assistant-secretary of the Bank and the coupons shall be signed by any one of the said officers. The signatures of such officers may be mechanically reproduced in facsimile and Debentures and coupons bearing such facsimile signatures shall be binding upon the Bank as if they had been manually signed by such officers. Notwithstanding that any of the persons whose manual or facsimile signature appears on any Debenture or coupon as one of such officers may no longer hold office at the date of this Trust Indenture or at the date of such Debenture or coupon or at the date of certification and delivery thereof, any Debenture or coupon signed as aforesaid shall be valid and binding upon the Bank.

      SECTION 2.08. Certification by Trustee.

      (1) No Debenture shall be issued or, if issued, shall be obligatory or entitle the holder to the benefit hereof until it has been certified by or on behalf of the Trustee substantially in the form of the certificate set out in Article Seventeen or in some other form approved by the Trustee and such certification by the Trustee upon any Debenture shall be conclusive evidence as against the Bank that the Debenture so certified has been duly issued hereunder and is a valid obligation of the Bank and that the holder is entitled to the benefit hereof.

      (2) The certificate of the Trustee on Debentures issued hereunder shall not be construed as a representation or warranty by the Trustee as to the validity of this Trust Indenture or of the Debentures (except the due certification thereof) and the Trustee shall in no respect be liable or answerable for the use made of the Debentures or any of them or of the proceeds thereof.

      SECTION 2.09. Interim Debentures. Pending the delivery of definitive Debentures of any series to the Trustee, the Bank may issue and the Trustee certify in lieu thereof interim Debentures, with or without coupons, in such forms and in such denominations and signed in such manner as the Trustee and the Bank may approve, entitling the holders thereof, upon and subject to the terms and conditions (if any) set forth herein or in such interim Debentures, to definitive Debentures of the said series when the same are ready for delivery. When so issued and certified, such interim Debentures shall, for all purposes, be deemed to be Debentures and, pending the exchange thereof for definitive Debentures, the holders of the said interim Debentures shall be deemed to be Debentureholders and entitled to the benefit of this Trust Indenture to the same extent and in the same manner as though the said exchange had actually been made the whole subject to any limitations or provisions set forth in such interim Debentures. Forthwith after the Bank shall have executed and delivered the definitive Debentures to the Trustee, the Trustee shall, upon and subject to the terms and conditions (if any) set forth herein or in such interim Debentures, call in for exchange all interim Debentures that shall have been issued and forthwith after such exchange shall cancel the same together with all unmatured coupons (if any) appertaining thereto. No charge shall be made by the Bank or the Trustee to the holders of such interim Debentures for such exchange thereof. All interest paid upon interim Debentures without coupons shall be noted thereon as a condition precedent to such payment unless paid by cheque to the registered holders thereof.

      SECTION 2.10. Issue in Substitution for Lost Debentures.

      (1) In case any of the Debentures issued and certified hereunder or coupons appertaining thereto shall become mutilated or be lost, destroyed or stolen, the Bank in its discretion may issue and thereupon the Trustee shall certify and deliver a new Debenture or coupon of like date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and upon cancellation of such mutilated Debenture or coupon or in lieu of and in substitution for such lost, destroyed or stolen Debenture or coupon and the new Debenture or coupon shall be in a form approved by the Trustee and shall be entitled to the benefit hereof and rank equally in accordance with its terms with all other Debentures or coupons issued or to be issued hereunder.

      (2) The applicant for the issue of a new Debenture or coupon pursuant to this section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Bank and to the Trustee such evidence of ownership and of the loss, destruction or theft of the Debenture or coupon so lost, destroyed or stolen as shall be satisfactory to the Bank and the Trustee in their discretion and such applicant may also be required to furnish indemnity in amount and form satisfactory to the Bank and the Trustee in their discretion, and shall pay the reasonable charges of the Bank and the Trustee in connection therewith.

                                  ARTICLE THREE

                          ISSUE OF SERIES 10 DEBENTURES

      SECTION 3.01. Limit of Issue and Designation. The first series of Debentures to be issued hereunder is hereby created and authorized to be issued consisting of and limited to $250,000,000 principal amount in lawful money of the United States of America and hereby designated "Floating Rate Debentures, Series 10, Due 1998".

      SECTION 3.02. Definitions. When used in the context of Series 10 Debentures, unless there is something in the subject matter or context inconsistent therewith:

      "Agent Bank" means the principal office in London of Morgan Guaranty Trust Company of New York and its successors and assigns;

      "Agent Bank Agreement" means the agreement between the Bank and the Agent Bank appointing the Agent Bank and defining its duties and obligations as such;

      "business day" means a day on which banks are open for business in both London and New York City;

      "Capital" means common shares or perpetual preferred shares or other equity securities of the Bank;

      "common share" means a common share of the Bank without par value as the same exists at the date of this Indenture or as such share is constituted from time to time;

      "Euro-clear" means Morgan Guaranty Trust Company of New York, Brussels office, or its successor, as operator of the Euro-clear System;

      "Eurodollar deposits" means deposits of lawful money of the United States of America;

      "Exchange Agent" means the London (England) office of the Trustee;

      "Exchange Date" means the date which is 90 days after the certification by Morgan Guaranty Ltd to the Bank, the Trustee, Euro-clear and CEDEL S.A. of the completion of the distribution of the Series 10 Debentures;

      "Federal Reserve Board" means the Board of Governors of the Federal Reserve System of the United States of America or any successor United States governmental agency or instrumentality performing substantially the same regulatory function as the said Board of Governors performs at the date of execution of this Indenture;

      "Floating Rate Debentures, Series 10, Due 1998", "Series 10 Floating Rate Debentures" and "Series 10 Debentures" mean the U.S. $250,000,000 aggregate principal amount of Floating Rate Debentures, Series 10, Due 1998 referred to in section 3.01 hereof, including Debentures issued in substitution for any such Debentures; and "coupons" means the interest coupons attached or appertaining to the Series 10 Debentures;

      "Fund" means the fund created pursuant to the provisions of section 9.01;

      "Interest Amount" means the amount of interest for any Interest Period payable on the presentation and surrender of the relevant coupon in respect of a coupon Series 10 Debenture, and payable in respect of each U.S. $10,000 in principal amount of registered Series 10 Debentures, as determined by the Agent Bank, and shall be calculated by applying the Rate of Interest to the principal amount of U.S. $10,000, multiplying such sum by the actual number of days in the Interest Period concerned divided by 360 and rounding the resultant figure to the nearest cent (half a cent being rounded upwards);

      "Interest Determination Date" means the second business day prior to the commencement of each Interest Period;

      "Interest Payment Date" means, save as mentioned below, the date falling six calendar months after the date the Series 10 Debentures are initially issued and thereafter each date which falls six calendar months after the preceding Interest Payment Date. If any Interest Payment Date would otherwise fall on a day which is not a business day it shall be postponed to the next business day unless it would thereby fall in the next calendar month. In the latter event the Interest Payment Date shall be the immediately preceding business day and each subsequent Interest Payment Date shall be the last business day of the sixth calendar month after the calendar month in which the preceding Interest Payment Date shall have fallen;

      "Interest Period" means the period between the date the Series 10 Debentures are initially issued and the first Interest Payment Date and each period thereafter between successive Interest Payment Dates;

      "perpetual preferred share" means a share of any class or series of preferred shares of the Bank now existing or hereafter authorized, provided that such class or series is not mandatorily redeemable in accordance with its terms otherwise than with the proceeds of the sale of common shares or of perpetual preferred shares;

      "Principal Paying Agent" means the main office of Bank of Montreal in London, England;

      "other equity securities" means any class or series of Capital of the Bank, any warrant, right or option to purchase any such class or series of Capital or any security convertible into or redeemable in shares of (of with the proceeds of the sale of) any such class or series of Capital, if amounts representing the net proceeds of the sale thereof would, when deposited in the Fund, be considered sufficient by the Federal Reserve Board for purposes of satisfying the obligation of the Bank to make deposits in the Fund in order to preserve the treatment of such amounts and of the indebtedness represented by the Series 10 Debentures (in excess of amounts in the Fund) as "primary capital" of the Bank for United States bank regulatory purposes;

      "Qualifying Investment" means (i) any debt security of or guaranteed by the United States of America or any agency thereof, (ii) any debt security (including any security of the Bank or any subsidiary of the Bank) which at the time is rated in any of the three highest categories (including any subdivision thereof) by any securities rating agency nationally recognized in the United States of America and (iii) time deposits with, including certificates of deposit issued by, any bank or trust company (including the Bank or any subsidiary of the Bank), any debt security of which (or any debt security of the parent of which) is at the time rated in any of the three highest categories (including any subdivision thereof) by any securities rating agency nationally recognized in the United States, provided, in each case, that such security or deposit matures on or before the Interest Payment Date in July 1998;

      "Rate of Interest" means the rate of interest from time to time payable in respect of the Series 10 Debentures and shall be determined by the Agent Bank on the basis of the following provisions:

            (i) On the Interest Determination Date in respect of each Interest Period, the Agent Bank will request the principal London office of each of the Reference Banks to provide the Agent Bank with its offered quotation to leading banks for Eurodollar deposits in London for the Interest Period concerned as at 11.00 a.m. (London time) on the Interest

      Determination Date in question. The Rate of Interest for such Interest Period shall be 0.05 percent per annum above the arithmetic mean (rounded upwards if necessary to the nearest 1/16 percent) of the offered quotation of each Reference Bank, as determined by the Agent Bank.

            (ii) If on any Interest Determination Date two or three only of the Reference Banks provide the Agent Bank with such offered quotations, the Rate of Interest for the relevant Interest Period shall be determined in accordance with (i) above on the basis of the offered quotations of those Reference Banks providing such quotations.

            (iii) If on any Interest Determination Date one only or none of the Reference Banks provides the Agent Bank with such offered quotation, the Rate of Interest for the relevant Interest Period shall be the Reserve Interest Rate.

      The "Reserve Interest Rate" shall be the rate per annum which the Agent Bank determines to be either (1) 0.05 percent per annum above the arithmetic mean (rounded upwards if necessary to the nearest 1/16 percent) of the United States dollar lending rates which leading New York City banks selected by the Agent Bank are quoting, on the relevant Interest Determination Date, for the next Interest Period, to the Reference Banks or those of them (being at least two in number) to which such quotations are, in the opinion of the Agent Bank, being so made, or
      (2) in the event that the Agent Bank can determine no such arithmetic mean, 0.05 percent per annum above the lowest United States dollar lending rate which leading New York City banks selected by the Agent Bank are quoting on such Interest Determination Date to leading European banks for the next Interest Period, or (3) if the banks selected as aforesaid by the Agent Bank are not quoting as mentioned above, the Rate of Interest in effect for the Interest Period to which (i) or (ii) above shall have applied which last preceded the relevant Interest Period.

            (iv) The yearly rate of interest to which the Rate of Interest is equivalent is:

                        100 [(1+ CD/360) 365/D -1]

      C = Rate of Interest for the Interest Period expressed as a percentage.

      D = Number of days in the Interest Period.

      "Reference Banks" means the principal offices in London (England) of Lloyds Bank PLC, The Chase Manhattan Bank, N.A., The Bank of Tokyo, Ltd. and Union Bank of Switzerland and their respective successors and assigns;

      "Tax Indemnity" has the meaning attributed thereto in subsection 3.04(2) hereof;

      "Temporary Global Debenture" means the interim global Series 10 Debenture set forth in section 17.01;

      "The Stock Exchange" means The Stock Exchange of the United Kingdom and the Republic of Ireland;

      "U.S.$" or "U.S. dollars" or "U.S. funds" or "United States dollars" or "lawful money of the United States of America" or "lawful money of the United States" means coin or currency of the United States of America which at the time of payment is legal tender for the payment of private and public debts in the United States of America.

      SECTION 3.03. Forms and Terms.

      (1) The Series 10 Debentures shall be issuable as coupon Debentures in bearer form in the denominations of U.S. $10,000 and U.S. $250,000 ("coupon Series 10 Debentures") and as fully registered Debentures in the denomination of U.S. $10,000 and integral multiples thereof ("registered Series 10 Debentures"); shall be substantially in one of the forms set out in Article Seventeen hereof with such appropriate insertions, omissions, substitutions and variations and such distinguishing letters and numbers as the Trustee may-approve.

      (2) The coupon Series 10 Debentures shall be dated as of July 23, 1986. The registered Series 10 Debentures shall be dated:-

            (i) in the case of a registered Series 10 Debenture issued on exchange of all or part of the Temporary Global Debenture, July 23, 1986;

            (ii) in the case of a registered Series 10 Debenture issued in exchange for a coupon Series 10 Debenture or Debentures, or upon transfer, with the date of registration of such exchange or transfer in the register kept pursuant to section 4.01 hereof;

            (iii) in the case of a registered Series 10 Debenture issued to the transferor upon transfer in part of a registered Series 10 Debenture, with the same date as the date of the Series 10 Debenture transferred; or

            (iv) in the case of a registered Series 10 Debenture issued pursuant to section 2.10 hereof, with the same date as the date of the lost, stolen, mutilated, defaced or destroyed registered Series 10 Debenture in replacement of which it is issued.

      The Series 10 Debentures shall mature on the Interest Payment Date in July 1998; shall entitle the holders thereof to Tax Indemnity in accordance with the provisions of section 3.04 hereof; and shall be redeemable as provided in Article Six hereof.

      (3)   (i) Coupon Series 10 Debentures shall bear interest from July
23, 1986 or from such other date on which the Series 10 Debentures are initially issued hereunder, whichever is the later;

            (ii) Registered Series 10 Debentures, whether initially issued or issued upon exchange or in substitution for previously issued Series 10 Debentures, shall bear interest from July 23, 1986, or from such other date on which the Series 10 Debentures are initially issued hereunder, or from the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Series 10 Debentures, whichever is the latest;

and shall be payable twice yearly in arrears on the Interest Payment Dates in January and July in each year at the Rate of Interest for each interest Period, with overdue interest, if any, to bear interest at the Rate of Interest applicable during the period of default. Interest will be calculated on the basis of the actual number of days elapsed divided by 360.

      (4) The payment of the principal of, Tax Indemnity, if any, and interest on the coupon Series 10 Debentures will be made in lawful money of the United States of America against surrender of the coupon Series 10 Debentures or, as the case may be, the appropriate coupon or coupons appertaining thereto, at the specified offices of any of the paying agents outside of the United States as the Bank shall from time to time appoint pursuant to subsection 3 .03(8) and may, at the holder's option and subject to applicable laws and regulations, be made by cheque or bank draft in United States dollars drawn on, or by transfer to a United States dollar account maintained by the holder with, a bank in New York City. In the event that the full amount of the coupon Series 10 Debentures and interest coupons appertaining thereto may not be so paid because such payments would be illegal or effectively precluded due to the imposition of exchange controls or other similar restrictions on the full payment or receipt of principal or interest in United States dollars, then the Bank shall designate a paying agent in New York City from which such payments may be made.

      (5) The payment of Tax Indemnity, if any, and interest on registered Series 10 Debentures will be made in lawful money of the United States of America to the holder by cheque or bank draft in United States dollars drawn on a bank in New York City mailed to the holder at such holder's registered address, or, at the holder's option, by transfer to a United States dollar account maintained by the holder with a bank in New York City.

      (6) The payment of the principal of registered Series 10 Debentures will be made at the specified offices of any of the paying agents in New York City, Montreal or any additional paying agents designated therefor, and will be made by cheque or bank draft in United States dollars drawn on, or by transfer to a United States dollar account maintained by the holder with, a bank in New York City.

      (7) In the case of any payment of principal, the Series 10 Debentures must be surrendered for payment together with all unmatured coupons, if any, appertaining thereto. Upon the date on which any Series 10 Debenture becomes due and payable, interest thereon shall cease to accrue and all unmatured coupons (if any) appertaining thereto (whether or not attached) shall become void and no payment shall be made in respect thereof unless, upon due presentation of such Series 10 Debenture for payment, payment of principal is improperly withheld or refused.

      (8) Subject to the provisions of section 8.01, the Bank shall have the right to appoint paying agents in respect of the Series 10 Debentures and to terminate the appointment of any such paying agent, provided, however, that so long as any Series 10 Debentures are outstanding the Bank will maintain a paying agent having a specified office in New York City and a paying agent having a specified office in London. The paying agents initially appointed by the Bank, as aforesaid, are the main office of Bank of Montreal in London as the Principal Paying Agent, Bank of Montreal Trust Company in New York City (for registered Series 10 Debentures only), Bank of Montreal in Montreal, Morgan Guaranty Trust Company of New York in Brussels, Union de Banques Suisses (Luxembourg) S.A. in Luxembourg and Union Bank of Switzerland in Zurich.

      SECTION 3.04. Indemnity in Respect of Canadian Withholding Taxes.

      (1) The Bank shall make all payments of principal of and interest (including interest on amounts in default) on, the Series 10 Debentures without withholding of or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or any other political subdivision thereof, or any authority or agency therein or thereof having power to tax unless such taxes, duties, assessments or government charges are required by law to be withheld or deducted.

      (2) If the Bank is required to withhold or deduct any amount from the principal of or interest (including interest on amounts in default) on the Series 10 Debentures on account of any taxes mentioned in subsection 3.04(1), the Bank shall, notwithstanding subsection 7.01(1) but subject to its right to redeem all the Series 10 Debentures as provided in Article Six hereof, pay such additional amounts as will result in the payment to the holders of the Series 10 Debentures or the coupons appertaining thereto of the amount which would otherwise have been payable to them in respect of such Series 10 Debentures or coupons (which additional amount is herein called "Tax Indemnity");

provided, however, that no Tax Indemnity shall be payable with respect to any Series 10 Debenture or coupon:

            (a) to a holder who is liable to tax thereon by reason of his being connected with Canada otherwise than merely by the holding or ownership of such Series 10 Debenture or coupon, or

            (b) which is presented for payment more than 15 days after the Relevant Date, except to the extent that the holder thereof would have been entitled to Tax Indemnity on presenting the same for payment within such period of 15 days.

            For the purposes of this subsection 3.04(2), the "Relevant Date" means the later of:

                  (i) the date on which the payment in respect of such Series 10
            Debenture or coupon first becomes due and payable, and

                  (ii) if the full amount of the moneys payable on such date has not been received prior to such date by the Principal Paying Agent in London or by the Trustee, the date on which notice is duly given to the holders of Series 10 Debentures that such moneys have been so received.

      (3) Wherever in this Trust Indenture there is mention, in any context, of payment of principal and/or interest (including interest on amounts in default) of, on or in respect of the Series 10 Debentures, such mention shall be deemed to include mention of the payment of Tax Indemnity to the extent that, in such context, Tax Indemnity is, was or would be payable pursuant to the provisions of subsection 3.04(2), and express mention of Tax Indemnity (if applicable) in any provisions hereof shall not be construed as excluding. Tax Indemnity in those provisions hereof where such express mention is not made.

      SECTION 3.05. Determination of Rate of Interest and Calculation of Interest Amount. The Agent Bank Agreement shall provide that the Agent Bank will, on or as soon as practicable after each Interest Determination Date, determine the Rate of Interest and calculate the Interest Amount for the relevant Interest Period. The Rate of Interest and the Interest Amount as determined and calculated by the Agent Bank shall, in the absence of manifest error, be final and binding.

      SECTION 3.06. Publication of Rate of Interest and Interest Amount.

The Agent Bank Agreement shall provide that the Agent Bank will cause the Rate of Interest and the Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to The Stock Exchange and will use its best endeavours to cause the same to be published in accordance with the provisions of section 3.09 hereof as soon as possible but not later than two business days after the date of commencement of the relevant Interest Period. The Interest Amount and the Interest Payment Date so published may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without notice in the event of an extension or shortening of the Interest Period.

      SECTION 3.07. Determination of Rate of Interest and Calculation of Interest Amount by Trustee. If the Agent Bank does not at any material time for any reason determine the Rate of Interest and calculate the Interest Amount, the Trustee shall:

            (i) determine the Rate of Interest at such rate as, in its absolute discretion, it shall deem fair and reasonable in all the circumstances;

            (ii) calculate the Interest Amount: and

            (iii) cause the Rate of Interest and the Interest Amount so determined and so calculated by it for such Interest Period and the relevant Interest Payment Date to be notified to The Stock Exchange and published as described in section 3.06 hereof.

      In determining the Rate of Interest and calculating the Interest Amount, the Trustee shall have regard to the procedures described in section 3.02 hereof and the Rate of Interest and Interest Amount so determined and so calculated by it shall be deemed to be a determination and a calculation by the Agent Bank.

      SECTION 3.08. Agent Bank and Reference Banks. So long as any of the Series 10 Debentures remains outstanding, the Bank shall at all times have an Agent Bank and four Reference Banks for the purpose of determining the

Rate of Interest on the Series 10 Debentures. The Reference Banks initially appointed by the Bank shall be the principal London offices of Lloyds Bank PLC, The Chase Manhattan Bank, N.A., The Bank of Tokyo, Ltd. and Union Bank of Switzerland and the Agent Bank initially appointed by the Bank shall be the London office of Morgan Guaranty Trust Company of New York. In the event of the principal London office of any such bank being unable or unwilling to continue to act as a Reference Bank or of Morgan Guaranty Trust Company of New York being unable or unwilling to continue to act as Agent Bank, the Bank shall appoint such other bank as may be approved by the Trustee to act as such in its place. The Agent Bank Agreement shall provide that the Agent Bank may not resign its duties without a successor having been appointed as aforesaid.

      SECTION 3.09. Notice to Series 10 Debentureholders. Notwithstanding the provisions of Article Sixteen, but subject to the provisions of section 6.05 and subsection 8.01(b), any notice to be given hereunder to Series 10 Debentureholders shall be deemed to be validly given if such notice is published once in the English language in one leading London (England) daily newspaper approved by the Trustee or, if such publication is not possible, in one other leading English language daily newspaper of general circulation in Europe approved by the Trustee.

      SECTION 3.10. Issue of Series 10 Debentures. The Series 10 Debentures, in interim or definitive form, to the aggregate principal amount of U.S. $250,000,000, may forthwith be executed by the Bank and certified by or on behalf of the Trustee and delivered by it to or upon the written order of the Bank, without the Trustee receiving any consideration therefor.

                                  ARTICLE FOUR

                      REGISTRATION, TRANSFER, EXCHANGE AND
                             OWNERSHIP OF DEBENTURES

      SECTION 4.01. Fully Registered Debentures.

      (1) With respect to each series of Debentures issuable as fully registered Debentures, unless otherwise provided in the indenture establishing the terms thereof or in the Debentures of a particular series, the Bank shall cause to be kept by and at the principal office of the Trustee in the City of Montreal or at such other place as the Bank, with the approval of the Trustee, may determine a register in which shall be entered the names and addresses of the holders of fully registered Debentures of such series and particulars of the Debentures held by them respectively. Unless otherwise provided as aforesaid, the Bank shall also, with respect to each series of Debentures issuable as fully registered Debentures, cause to be provided by and at such principal office of the Trustee facilities for the exchange and transfer of fully registered Debentures, and by and at the principal offices of the Trustee in each of the cities of Montreal, Toronto, Halifax, Winnipeg, Calgary and Vancouver facilities for the registration, exchange and transfer of fully registered Debentures. The Bank may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies.

      (2) No transfer of a fully registered Debenture shall be valid unless made at one of such offices or other agencies by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other agent and upon compliance with such reasonable requirements as the Trustee may prescribe, nor unless the name of the transferee shall have been noted on the Debenture by the Trustee or other agent.

      SECTION 4.02. Coupon Debentures.

      (1) Coupon Debentures issued hereunder shall be negotiable and title thereto shall pass by delivery unless registered as to principal for the time being as hereinafter provided. Notwithstanding registration of coupon Debentures as to principal, the coupons when detached shall continue to be payable to bearer and title thereto shall pass by delivery.

      (2) With respect to each series of Debentures issuable as coupon Debentures registrable as to principal only, unless otherwise provided in the indenture establishing the terms thereof, the Bank shall cause to be kept by and at the principal office of the Trustee in the City of Montreal or at such other place as the Bank, with the approval of the Trustee, may determine a register in which holders of coupon Debentures of such series may register the same as to principal only and in which shall be entered the names and addresses of the holders of coupon Debentures of such series registered as to principal and particulars of the coupon Debentures so registered held by them respectively. Unless otherwise provided as aforesaid, the Bank shall also, with respect to each series of Debentures issuable as coupon Debentures registrable as to principal only, cause to be provided by and at such principal office of the Trustee facilities for the exchange and transfer of such registered Debentures, and by and at the principal offices of the Trustee in each of the cities of Montreal, Toronto, Halifax, Winnipeg, Calgary and Vancouver facilities for the registration, exchange and transfer of coupon Debentures registrable as to principal only. The Bank may from time to time provide additional facilities for such registration, exchange and transfer at other offices of the Trustee or at other agencies. Such registration shall be noted on the Debentures by the ..Trustee or other agent.

      (3) After such registration of a coupon Debenture no transfer thereof shall .be valid unless made at one of such offices or other agencies by the registered holder or his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Trustee or other agent upon compliance with such reasonable requirements as the Trustee may prescribe, nor unless such transfer shall have been noted on the Debenture by the Trustee or other agent; but any such Debenture may be discharged from registry by being transferred to bearer, after which it shall again be transferable by delivery, but may again from time to time be registered and discharged from registry.

      SECTION 4.03. Transferee Entitled to Registration. The transferee of a registered Debenture shall, after the appropriate form of transfer is lodged with the Trustee or other agent and upon compliance with all other conditions in that behalf required by this Trust Indenture or by law, be entitled to be entered on the register as the owner of such Debenture free from all equities or rights of set-off or counterclaim between the Bank and his transferor or any previous holder of such Debenture, save in respect of equities of which the Bank is required to take notice by statute or by order of a court of competent jurisdiction.

      SECTION 4.04. Exchange of Debentures.

      (1) Debentures in any authorized form or denomination may be exchanged upon reasonable notice for Debentures in any other authorized form or denomination of the same series and date of maturity, bearing the same interest rate and of the same aggregate principal amount as the Debentures so exchanged.

      (2) Debentures of any series may be exchanged only at the principal office of the Trustee in the City of Montreal or at such other place or places (if any) as may. be specified in the indenture establishing the terms thereof or in the Debentures of such series and at such other place or places (if any) as may from time to time be designated by the Bank with the approval of the Trustee. Any Debentures tendered for exchange shall be surrendered to the Trustee together with all unmatured coupons (if any) and all matured coupons in default (if any) appertaining thereto. The Bank shall execute and the Trustee shall certify all Debentures necessary to carry out exchanges as aforesaid. All Debentures and coupons surrendered for exchange shall be cancelled.

      SECTION 4.05. Charges for Registration, Transfer and Exchange.

      (1) Unless otherwise provided in any indenture, for each Debenture exchanged, registered, transferred or discharged from registration the Trustee or other agent shall, if required by the Bank, make a reasonable charge for its services and for each new Debenture issued (if any); provided that no charge to a Debentureholder shall be made hereunder: (a) for any exchange, registration, transfer or discharge from registration of any Debenture applied for within the period of two months from and including the date of such Debenture; or (b) for any exchange of any Debenture which has been issued under section 2.09.

      (2) Payment of any such charges and reimbursement of the Trustee or other agent or the Bank for any transfer taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange, registration, transfer or discharge from registration as a condition precedent thereto.

      SECTION 4.06. Register Open for Inspection. The register referred to in this Trust Indenture shall be open for inspection during normal business hours by the Bank, the Trustee or any Debentureholder.

      SECTION 4.07. Limitation on Obligation to Effect Transfers or Exchanges. Neither the Bank nor the Trustee nor any other agent shall be required (a) to make transfers or exchanges of fully registered Debentures of any series on any interest payment date for Debentures of that series or during the twenty-one
(21) preceding days, or (b) to make exchanges of Debentures of any series on the day of any selection by the Trustee of Debentures of that series to be redeemed or during the fifteen (15) preceding days.

      SECTION 4.08. Ownership of Debentures and Coupons.

      (1) The person in whose name any registered Debenture is registered shall for all the purposes of this Trust Indenture be and be deemed to be the owner thereof and payment of or on account of the principal of and premium (if any) on such Debenture and, in the case of a fully registered Debenture, interest thereon shall be made only to or upon the order in writing of such registered holder.

      (2) The Bank and the Trustee may deem and treat the bearer of any unregistered Debenture and the bearer of any coupon, whether or not the Debenture from which it has been detached shall be registered as to principal, as the absolute owner of such Debenture or coupon, as the case may be, for all purposes and neither the Bank nor the Trustee nor any other agent shall be affected by any notice to the contrary.

      (3) Neither the Bank nor the Trustee nor any other agent shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Debenture and may transfer the same on the direction of the person registered as the holder thereof, whether named as trustee or otherwise, as though that person were the beneficial owner thereof.

      (4) The registered holder for the time being of any registered Debenture and the bearer of any unregistered Debenture and the bearer of any coupon shall be entitled to the principal, premium (if any) and/or interest evidenced by such instruments respectively free from all equities or rights of set-off or counter claim between the Bank and the original or any intermediate holder thereof and all persons may act accordingly and the receipt of any such registered holder or bearer, as the case may be, for any such principal, premium or interest shall be a good discharge to the Bank and the Trustee for the same and neither the Bank nor the Trustee shall be bound to inquire into the title of any such registered holder or bearer.

      (5) Upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Trustee stating that the unregistered Debentures specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Bank and the Trustee may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person during such period, of such Debentures, for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Debentures so deposited. The Bank and the Trustee may treat the registered holder of any Debenture as the owner thereof without actual production of such Debenture for the purpose of any Debentureholders' Request, requisition, direction, consent, instrument or other document as aforesaid.

      SECTION 4.09. Registration, Transfer and Exchange of Series 10 Debentures. Registration, transfer or exchange of Series 10 Debentures may, in addition to the principal office of the Trustee in the City of Montreal, be effected only at the principal office of Bank of Montreal Trust Company in New York City and the Bank and the Trustee shall cause to be kept at such principal office facilities for those purposes.

      Notwithstanding any provision herein, neither the Bank nor the Trustee will be required to make an exchange of coupon Series 10 Debentures for registered Series 10 Debentures or registered Series 10 Debentures for coupon Series 10 Debentures if as a result thereof it would incur adverse consequences under United States tax law.

                                  ARTICLE FIVE

                      REDEMPTION AND PURCHASE OF DEBENTURES

      SECTION 5.01. Redemption. The Bank shall have the right at its option to redeem either in whole at any time or in part from time to time prior to maturity Debentures issued hereunder of any series which by their terms are made so redeemable, subject, however, to any applicable law restricting the redemption of Debentures of such series, at such rates of premium, if any, and subject to such conditions, as shall be expressed in the indenture authorizing or providing for the issue thereof.

      SECTION 5.02. Purchase. The Bank shall have the right at its option to purchase Debentures issued hereunder of any series (other than the Series 10 Debentures) in the market or by private contract, subject, however, to any applicable law restricting the purchase of Debentures of such series and subject to such conditions as shall be expressed in the indenture authorizing or providing for the issue thereof.

                                   ARTICLE SIX

                       REDEMPTION OF SERIES 10 DEBENTURES

      SECTION 6.01. Restriction on Redemption. The Bank shall not redeem Series 10 Debentures for any purpose at any time on or before the Interest Payment Date in July 1991.

      SECTION 6.02. Redemption. After the Interest Payment Date in July 1991 the Series 10 Debentures may be redeemed at the option of the Bank in whole or in part on any Interest Payment Date at a price equal to the principal amount thereof together with interest accrued to the date fixed for redemption plus Tax Indemnity, if applicable.

      SECTION 6.03. Places of Payment. The redemption price shall be payable upon presentation and surrender of the Series 10 Debentures to be redeemed at any of the places where the principal of such Series 10 Debentures is expressed to be payable and at such other places (if any) as may be specified in the notice of redemption.

      SECTION 6.04. Selection for Redemption. If less than all the Series 10 Debentures are to be redeemed at any one time, the Trustee shall select the Series 10 Debentures to be redeemed by lot in such manner (which may include random selection by electronic computer) as the Trustee shall deem equitable.

      SECTION 6.05. Notice of Redemption. Notice of redemption of not less than thirty (30) days nor more than sixty (60) days prior to the date fixed for redemption shall be given: (i) to the holders of coupon Series 10 Debentures in the manner provided in section 3.09 hereof, and (ii) to the holders of registered Series 10 Debentures in the manner provided in section 16.01. Such notice shall specify the redemption date, the redemption price, the serial numbers of the Series 10 Debentures drawn for redemption, in the case of a partial redemption and the places of payment and shall state that interest upon the principal amount of Series 10 Debentures shall cease to be payable from and after the redemption date.

      SECTION 6.06. Payment of Redemption Price. Upon notice being given as aforesaid, the principal amount of the Series 10 Debentures outstanding shall be and become due and payable at the redemption price, on the redemption date specified in such notice and with the same effect as if it were the date of maturity, and from and after such redemption date interest upon the principal amounts so becoming due and payable shall cease unless payment of the redemption price shall not be made on presentation and surrender of the Series 10 Debentures and all unmatured coupons, if any, appertaining thereto at any of the places specified in subsection 3.03(8) hereof or specified in the notice of redemption, on or after the redemption date and prior to the setting aside of the redemption price pursuant to Article Eleven hereof.

      SECTION 6.07. Cancellation of Series 10 Debentures. All Series 10 Debentures redeemed by the Bank under the provisions of this Article shall be forthwith delivered to and cancelled by the Principal Paying Agent or the Trustee and shall not be reissued.

                                  ARTICLE SEVEN

                             COVENANTS OF THE BANK

      SECTION 7.01. General Covenants. The Bank covenants with the Trustee that so long as any Debentures remain outstanding:

      (1) It will duly and punctually pay or cause to be paid to every holder of Debentures issued hereunder the principal thereof, premium (if any) and interest accrued thereon (including, in case of default, interest on all amounts overdue at the rate specified therein) at the dates and places, in the currencies and in the manner mentioned herein and in such Debentures and in the coupons, if any, appertaining thereto. As interest becomes due on each fully registered Debenture (except at maturity or on redemption, when interest may at the option of the Bank be paid upon surrender of such Debenture for payment) the Bank, either directly or through the Trustee, shall send by prepaid ordinary mail a cheque for such interest (less any tax required to be withheld therefrom) payable to the order of the then registered holder of such Debenture and addressed to him at his last address appearing on the register, unless such holder otherwise directs. In the case of joint holders the cheque shall be made payable to the order of all such joint holders and addressed to them at the last address appearing on the register, unless such joint holders otherwise direct. If more than one address appears on the register in respect of such joint holding the cheque shall be mailed to the first address so appearing. The mailing of such cheque shall, to the extent of the sum represented thereby plus the amount of any tax withheld as aforesaid, satisfy and discharge the liability for interest on such Debenture, unless such cheque be not paid at par on presentation at one of the places where such interest is, by the terms of such Debenture, made payable. In the event of non-receipt of any cheque for interest by the person to whom it is sent as aforesaid, the Bank will issue to such person a replacement cheque for a like amount upon being furnished with such evidence of non-receipt as it shall reasonably require and upon being indemnified to its satisfaction.

      (2) Except as herein otherwise expressly provided, it will at all times maintain its corporate existence and will itself carry on and conduct its business in a proper, efficient and businesslike manner and in accordance with good business practice.

      (3) It will keep proper books of account in accordance with generally accepted accounting practice and will, if and whenever it is so required in writing by the Trustee, file with the Trustee a copy of each annual and other periodic report of the Bank furnished to its shareholders after the date hereof.

      SECTION 7.02. Trustee's Remuneration and Expenses. The Bank covenants that it will pay to the Trustee from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by the Trustee in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its counsel and all other advisers and assistants not regularly in its employ), both before and after default hereunder and thereafter until all duties of the Trustee under the trusts hereof shall be finally and fully performed, except any such expense, disbursement or advance as may arise from its negligence or wilful default. Any amount due under this section and unpaid thirty days after request for such payment shall bear interest at the rate of 10% per annum from the expiration of such thirty days. After default all amounts so payable and the interest thereon shall be payable out of any funds coming into the possession of a the Trustee or its successors in the trusts hereunder in priority to any payment of the principal of or interest or premium on the Debentures.

      SECTION 7.03. Not to Accumulate Interest. In order to prevent any accumulation after maturity of coupons or interest the Bank covenants with the Trustee that it will not, except with the approval of the Debentureholders expressed by extraordinary resolution, directly or indirectly extend or assent to the extension of time for payment of any coupons or interest payable hereunder or be a party to or approve any such arrangement by purchasing or funding any of said coupons or interest or in any other manner. In case the time for payment of any such coupons or interest shall be so extended, whether for a definite period or otherwise, such coupons or interest shall not be entitled in case of default hereunder to the benefit of these presents except subject to the prior payment in full of the principal of and premium (if any) on all Debentures then outstanding and of all matured coupons and interest on such

Debentures the payment of which has not been so extended, and of all other moneys payable hereunder.

      SECTION 7.04. Restriction on Senior Indebtedness. The Bank hereby covenants with the Trustee that so long as any Debentures remain outstanding the Bank will not create, issue, incur or reclassify any indebtedness subordinate in right of payment to the deposit liabilities of the Bank which, in the event of the insolvency or winding-up of the Bank, would rank in right of payment in priority to the Debentures.

      SECTION 7.05. Annual Certificate of Compliance. Within ninety (90) days after the end of each fiscal year of the Bank, and at any other time if requested by the Trustee, the Bank shall furnish the Trustee with a certificate of an officer of the Bank stating that in the course of the performance by the signer of his duties as an officer of the Bank he would normally have knowledge of any default by the Bank in the performance of its covenants under this Trust Indenture or of any event of default or of an other default and certifying that the Bank has complied with all covenants, conditions or other requirements contained in this Trust Indenture non-compliance with which would, with notification or with the lapse of time or otherwise, constitute an event of default or an other default or a breach of any covenant hereunder, or, if such is not the case, setting forth with reasonable particulars the circumstances of any failure to comply.

                                  ARTICLE EIGHT

                    SPECIAL COVENANTS APPLICABLE TO SERIES 10
                                   DEBENTURES

      SECTION 8.01. Changes in Paying Agent. The Bank covenants with the Trustee that, so long as any Series 10 Debentures remain outstanding:

      (a) it will maintain a paying agent in New York City and London (England) and, subject to applicable laws and regulations, maintain at least one paying agent for the payment of the Series 10 Debentures in each country in which such an agent has been initially appointed as set out in subsection 3.03(8) and, to the extent within its reasonable control, it will not appoint any paying agent or terminate the appointment of any paying agent for the

Series 10 Debentures within twenty-one (2I ) days before or after the due date of any payment on or in respect of the Series 10 Debentures;

      (b) it will give to the holders of Series 10 Debentures, in the manner provided in section 3.09, notice of the appointment, or of the termination of the appointment (whether by the Bank or by resignation or in any other manner), or of any change in the specified office, of any paying agent for the Series 10 Debentures, such notice to be published within the period of twenty-one (21) days preceding the next Interest Payment Date in respect of the Series 10 Debentures following the effective date of such appointment, termination or change, as the case may be, save that if the paying agent in New York City is thereby affected, the Trustee will give notice to the holders of registered Series 10 Debentures in the manner provided in section 16.01; and

      (c) it will give written notice to the Trustee and to the Principal Paying Agent of the appointment, or the termination of the appointment (whether by the Bank or by resignation or in any other manner) of any paying agent for the Series 10 Debentures prior 'to or forthwith upon such appointment or termination, as the case may be.

      SECTION 8.02. Arrangements with the Agent Bank and the Reference Banks. The Bank covenants with the Trustee that, so long as any Series 10 Debentures remain outstanding: (a) it will comply with and perform all its duties and obligations, and use its best efforts to ensure that the Agent Bank complies with and performs all its duties and obligations, under the Agent Bank Agreement and further that the Bank will not make or acquiesce in any amendment or modification to the Agent Bank Agreement without the prior written approval of the Trustee; and (b) it will use its best efforts to ensure that the Reference Banks carry out their duties as such.

      SECTION 8.03. Listing on The Stock Exchange. The Bank hereby covenants with the Trustee that, so long as any of the Series 10 Debentures remain outstanding, it will use all reasonable endeavours to maintain the listing of the Series 10 Debentures on The Stock Exchange in London and will also use its best endeavours to ensure that there will at all times be furnished to such stock exchange such information as such stock exchange may require in accordance with its normal requirements or in accordance with any arrangements for the time being made with such stock exchange.

                                  ARTICLE NINE

                            SERIES 10 DEBENTURE FUND

      SECTION 9.01. Creation of the Fund. There is hereby created for certain United States bank regulatory purposes and established with the Trustee a segregated fund (the "Fund") to be designated "Bank of Montreal Floating Rate Debentures, Series 10, Due 1998 Fund", into which funds shall be deposited by the Bank as provided in section 9.02, which funds shall be used to pay the principal of the Series 10 Debentures on the terms and subject to the conditions set forth in this Indenture. Notwithstanding any provision to the contrary contained in this Indenture, neither funds deposited in the Fund, nor any other property from time to time held in the Fund, shall be deemed to be for any purpose property of the holders of the Series 10 Debentures or trust funds and the Fund shall not constitute security for the payment of the Series 10 Debentures.

      SECTION 9.02. Deposits into the Fund. Amounts in the Fund will consist solely of U.S. dollars and will represent the net proceeds of the sale by the Bank for cash from time to time of Capital or, in the case of any sale of Capital in Canadian dollars, the U.S. dollar equivalent of such net proceeds computed on the basis of the Bank of Canada noon spot rate of exchange at the date of deposit thereof into the Fund (such net proceeds in U.S. dollars or the equivalent amount thereof in U.S. dollars being herein called the "Cash Proceeds"). Any amount deposited by the Bank with the Trustee shall be accompanied by a certificate of the Bank stating that such amount, together with all amounts theretofore deposited into the Fund, do not exceed the aggregate Cash Proceeds from the sale of Capital after the date of initial issuance of the Series 10 Debentures. All amounts received by the Trustee which are accompanied by a certificate of the Bank to the foregoing effect (and not other amounts) shall be deposited by the Trustee into the Fund.

      SECTION 9.03. Covenant to Sell Capital and Deposit Proceeds. Notwithstanding anything else contained herein, the Bank hereby covenants and agrees that (i) by the Interest Payment Date in July 1990, it will have sold Capital in a sufficient amount so that the aggregate of the Cash Proceeds will equal at least one-third of the original aggregate principal amount of the Series 10 Debentures (or such lesser amount as the primary United States bank regulatory supervisor of the Bank may permit from time to time), and will have deposited funds equivalent to such amount into the Fund, (ii) by the Interest Payment Date in July 1994, it will have sold Capital in a sufficient amount so that the aggregate of the Cash Proceeds will equal at least two-thirds of the original aggregate principal amount of the Series 10 Debentures (or such lesser amount as the primary United States bank regulatory supervisor of the Bank may permit from time to time) and will have deposited funds equivalent to such amount into the Fund, and (iii) by 60 days prior to the Interest Payment Date in July 1998, it will have sold Capital in a sufficient amount so that the aggregate of the Cash Proceeds will equal not less than the original aggregate principal amount of the Series 10 Debentures (or such lesser amount as the primary United States bank regulatory supervisor of the Bank may permit from time to time) and will have deposited funds equivalent to such amount into the Fund; provided, however, that such covenant and agreement of the Bank shall be cancelled, and any amounts theretofore deposited into the Fund will, at the request of the Bank, be repaid to it, in the event that the primary United States bank regulatory supervisor of the Bank shall determine that the indebtedness represented by the Series 10 Debentures in excess of amounts theretofore deposited into the Fund will not be treated for United States bank regulatory purposes as "primary capital" of the Bank or in the event that the Series 10 Debentures shall cease being treated as "primary capital" of the Bank, or in the event that the Bank shall have redeemed the Series 10 Debentures pursuant to subsection 9.05(2) (ii) hereof.

      SECTION 9.04. Investment of Amounts in the Fund. Amounts held in the Fund shall be invested and reinvested by the Trustee in specified Qualifying Investments, and such investments and reinvestments shall be liquidated or disposed of, all at the direction of the Bank, each such direction to be in a written order of the Bank. All such investments shall be held by or under the control of the Trustee and shall be deemed at all times to be a part of the Fund. All interest or discount earned on such investments and any profit realized therefrom shall be promptly paid to the Bank and will not be deemed to be part of the Fund. The Bank shall not direct the Trustee to make any investments or reinvestments other than those permitted by law and this Indenture. In making, disposing of or liquidating any such investments and reinvestments, the Trustee shall rely on directions delivered to it pursuant to this section 9.04, and the Trustee (or its agent) shall be relieved of all liability with respect to making, disposing of or liquidating such investments or reinvestments in accordance with such directions and shall not be responsible for any losses incurred in connection with such investments or reinvestments or the disposition or liquidation thereof.

      SECTION 9.05. Payment of Series 10 Debentures Prior to Stated Final Maturity Date.

      (1) Unless the Series 10 Debentures have been accelerated upon the occurrence of an event of default or except as otherwise provided in subsections 9.05(2) and 9.05(3), the principal of the Series 10 Debentures shall be payable prior to their final maturity on the Interest Payment Date in July 1998 solely from funds in the Fund. Amounts in the Fund will not be available for the payment of interest on the Series 10 Debentures. Notwithstanding anything herein contained to the contrary, the obligation of the Bank to make payment of the principal of the Series 10 Debentures upon redemption at their final maturity on the Interest Payment Date in July 1998 and in the event of acceleration of the Series 10 Debentures upon the occurrence of an event of default, and the indebtedness of the Bank for such principal amounts, will not be affected by whether or to what extent amounts are in the Fund.

      (2) Except as stated in subsection 9.05 (3), any redemption of Series 10 Debentures pursuant to Article Six may be made (i) solely out of funds in the Fund, provided that no notice of any such redemption to be made solely out of funds in the Fund may be given unless there are sufficient funds available in the Fund to pay the principal of the Series 10 Debentures to be redeemed; or
(ii) from any source, irrespective of the amount of funds available in or theretofore deposited in the Fund (x) if the primary United States bank regulatory supervisor of the Bank shall approve the redemption of Series 10 Debentures from a source other than funds in the Fund or (y) if the primary United States bank regulatory supervisor of the Bank shall determine that the indebtedness represented by the Series 10 Debentures in excess of amounts theretofore deposited into the Fund will not be treated for United States bank regulatory purposes as "primary capital" of the Bank or (z) if the Series 10 Debentures shall cease being treated as "primary capital" of the Bank. The Series 10 Debentures will not be entitled to the benefit of any sinking fund.

      (3) Should the Bank determine to redeem the Series 10 Debentures pursuant to Article Six and upon satisfying the Trustee that on the occasion of the next payment of interest on the Series 10 Debentures it would be obliged by the laws of Canada, or any province or other political subdivision thereof, or any authority or agency therein, or by reason of the administration of such laws, to pay Tax Indemnity pursuant to section 3.04, then, so long as the indebtedness represented by the Series 10 Debentures in excess of the amounts in the Fund shall be deemed for United States bank regulatory purposes to constitute "primary capital", no such redemption will be effected other than out of funds deposited in the Fund without the prior consent of the primary United States bank regulatory supervisor of the Bank, if the consent of such authority is then required to be given prior to any such redemption.

      SECTION 9.06. Repayment to the Bank from the Fund. In the event that the Bank shall have redeemed any of the Series 10 Debentures as provided in subsections 9.05(2)(ii) or 9.05 (3), there shall forthwith be repaid by the Trustee to the Bank from the Fund an amount of funds not in excess of the principal amount of Series 10 Debentures so redeemed. Any amounts remaining in the Fund after redemption of all the Series 10 Debentures or.after payment in full of the principal of and interest on all the Series 10 Debentures (or provision for the payment thereof is made) and of the remuneration and expenses of the Trustee shall be repaid to the Bank. Prior to any repayment by the Trustee to the Bank of amounts from the Fund as provided in this section 9.06, the Trustee shall be furnished with a certificate of the Bank attesting that the conditions precedent to any such repayment have been satisfied and, in the case of a repayment based upon the redemption of Series 10 Debentures pursuant to subsections 9.05(2) (ii) or 9.05 (3), certifying as to the principal amount of the Series 10 Debentures so redeemed.

      SECTION 9.07. Payment to the Trustee or Principal Paying Agent from the Fund. On the business day next preceding the final Interest Payment Date in July 1998 of the Series 10 Debentures or the redemption date of the Series 10 Debentures, the Trustee shall pay to the Principal Paying Agent such amount as is available in the Fund and necessary to pay the principal of the Series 10 Debentures. Subject to the provisions of Article Ten and of the last sentence of section 9.01, upon declaration of acceleration upon the occurrence of an event of default, the Trustee shall apply such amount as is available in the Fund and necessary to pay the principal of and interest on the Series 10 Debentures.

                                    ARTICLE TEN

                           DEFAULTS AND ENFORCEMENT

      SECTION 10.01. Events of Default. The following events are herein referred to collectively as "events of default" and individually as "an event of default":

      (a) if an order shall be made or an effective resolution be passed for the winding-up or liquidation of the Bank, or if a liquidator of the Bank be appointed, except in the course of carrying out or pursuant to a transaction which is permitted by section 12.01;

      (b) if the Bank shall become insolvent or bankrupt or if a curator, receiver or receiver and manager of the Bank, or any other officer with similar powers, be appointed; or

      (c) if the Bank fails generally to pay its debts as such debts become due.

      SECTION 10.02. Other Defaults. The following defaults are herein referred to collectively as "other defaults" and individually as "an other default":

      (a) if the Bank makes default in payment of the principal of or premium on any Debentures when the same become due under any provision hereof or of the Debentures; or

      (b) if the Bank makes default in payment of any interest due on any Debenture, and such default shall have continued for a period of thirty (30) days.

      SECTION 10.03. Notice of Default by Trustee. If an event of default or an other default shall occur and be continuing the Trustee shall, within thirty
(30) days after it becomes aware of the occurrence of such default, give notice of such default to the Debentureholders, provided that, notwithstanding the foregoing, the Trustee shall not be required to give such notice if the Trustee in good faith determines that the withholding of such notice is in the best interests of the Debentureholders and gives notice of such determination to the Bank.

      SECTION 10.04. Acceleration.

      (1) Only in case an event of default, as defined in section 10.01, has occurred, the Trustee may in its discretion and shall upon receipt of a Debentureholders' Request, subject to the provisions of section 10.06, declare the principal of and interest on all Debentures then outstanding and other moneys payable hereunder to be due and payable and the same shall forthwith become immediately due and payable to the Trustee on demand, anything therein or herein to the contrary notwithstanding, and the Bank shall on such demand forthwith pay to the Trustee for the benefit of the Debentureholders the principal of and accrued and unpaid interest (including interest on all amounts overdue) on the Debentures, premium (if any), and all other moneys payable hereunder, together with subsequent interest thereon at the rates borne by the Debentures from the date of the said declaration until payment is received by the Trustee, such subsequent interest to be payable at the times and places and in the moneys mentioned in and according to the tenor of the Debentures and coupons. Such payment when made shall be deemed to have been made in discharge of the Bank's obligations hereunder and any moneys so received by the Trustee shall be applied as herein provided.

      (2) Nothing in this section shall require the Bank to pay the principal . of any Debenture at a time when such payment would be contrary to the provisions of subsection 2.02(1); provided that nothing herein shall be deemed to prevent the Trustee or, subject to section 10.08, the holder of any Debenture from proving claims in any insolvency or winding-up proceedings for such amounts in respect of the Debentures as they may be permitted to claim under the laws applicable to such insolvency or winding-up proceedings or from receiving payment of any such amounts.

      SECTION 10.05. Covenant of the Bank to Pay to the Trustee the Whole Amount Due on Debentures upon Occurrence of an Other Default. The Bank covenants that upon the occurrence of an other default, upon demand of the Trustee, it will pay to the Trustee, for the benefit of the holders of the Debentures, the whole amount that then shall have become due and payable on all such Debentures for principal, premium (if any) and/or interest, as the case may be, with interest upon the overdue principal and interest at the rate of interest borne by the Debentures.

      SECTION 10.06. Waiver of Default. In case an event of default or an other default has occurred otherwise than by default in payment of any principal moneys at maturity on any Debenture:

      (a) the holders of more than 50 in principal amount of the Debentures then outstanding shall have power (in addition to and subject to the powers exercisable by extraordinary resolution as hereinafter provided) by instrument in writing to instruct the Trustee to waive the default and /or to annul any declaration made by the Trustee pursuant to section 10.04 and the Trustee shall thereupon waive the default and/or annul such declaration upon such terms and conditions as such Debentureholders shall prescribe in such instrument; and

      (b) the Trustee, so long as it has not become bound to institute any proceeding hereunder, shall have power to waive the event of default or, as the case may be, the other default if, in the Trustee's opinion, the same shall have been cured or adequate satisfaction made therefor, and in the event of waiver of an event of default to annul any such declaration theretofore made by the Trustee in the exercise of its discretion, upon such terms and conditions as to the Trustee may seem advisable;

provided that no act or omission either of the Trustee or of the Debentureholders in the premises shall extend to or be taken in any manner whatsoever to affect any subsequent default or the rights resulting therefrom.

      SECTION 10.07. Proceedings by the Trustee.

      (1) Whenever an event of default or an other default has occurred, but subject to the provisions of section 10.06 and to the provisions of any extraordinary resolution:

      (a) the Trustee, in the exercise of its discretion, may proceed to enforce the rights of the Trustee and the Debentureholders by any action, suit, remedy or proceeding authorized or permitted by law or by equity and may file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee and of the

Debentureholders lodged in any winding-up or other proceedings relative to the Bank; and

      (b) upon receipt of a Debentureholders' Request the Trustee subject to section 15.02, shall exercise or take such one or more of the said remedies as the Debentureholders' Request may direct or, if such Debentureholders' Request contains no direction, as the Trustee may deem expedient.

      (2) No such remedy for the enforcement of the rights of the Trustee or of the Debentureholders shall be exclusive of or dependent on any other such remedy but any one or more of such remedies may from time to time be exercised independently or in combination.

      (3) All rights of action hereunder may be enforced by the Trustee without the possession of any of the Debentures or coupons or the production thereof on the trial or other proceedings relative thereof.

      (4) No delay or omission of the Trustee or of the Debentureholders to exercise any remedy referred to in subsection 10.07(1) shall impair any such remedy or shall be construed to be a waiver of any event of default or other default hereunder or acquiescence therein.

      SECTION 10.08. Suits by Debentureholders. No holder of any Debenture or coupon shall have the right to institute any action or proceeding or to exercise any other remedy authorized by this Trust Indenture for the execution of any trust or power hereunder or for the appointment of a curator or liquidator or receiver or to have the Bank wound up or to file or prove a claim in any liquidation or insolvency proceedings, unless the Trustee shall have failed to act within a reasonable time after the Debentureholders' Request referred to in section 10.07 has been delivered to the Trustee or after breach by the Bank of the covenant set forth in section 10.05 and any indemnity required by it under section 15.02 has been tendered to it; in such case, but not otherwise; any Debentureholder acting on behalf of himself and all other Debentureholders shall be entitled to take proceedings in any court of competent jurisdiction such as the Trustee might have taken under section 10.07; it being understood and intended that no one or more holders of Debentures or coupons shall have any right in any manner whatsoever to affect, disturb or prejudice the rights hereby created by his or their action or to enforce any right hereunder or under any Debenture or coupon, except subject to the conditions and in the manner herein provided, and that all powers and trusts hereunder shall be exercised and all proceedings at law shall be instituted and maintained by the Trustee, except only as herein provided, and in any event for equal benefit of all holders of all outstanding Debentures and coupons.

      Section 10.09. Application of Moneys Received by Trustee the.

      (1) Except as otherwise herein provided; all moneys arising from any enforcement hereof shall be held by the Trustee and by it applied, together with any other moneys then or thereafter in the hands of the Trustee available for the purpose, as follows:

      (a) firstly, in payment or reimbursement to the Trustee of the remuneration, expenses, disbursements, and advances of the Trustee earned, incurred or made in the administration or execution of the trusts hereunder or otherwise in relation to this Trust Indenture with interest thereon as herein provided; and

      (b) secondly, but subject to the provisions of section 7.03, in or towards payment of the principal of and premium (if any) and accrued and unpaid interest (including interest on all amounts overdue) on the Debentures and coupons which shall then be outstanding, in that order of priority unless otherwise directed by extraordinary resolution and in that case in such order of priority as between principal, premium and interest as may be directed by such extraordinary resolution.

      The surplus (if any) of such money shall be paid to the Bank or its assigns.

      (2) The holders of Debentures in respect of which no payments of principal have been received by the Trustee by reason of the restrictions contained in subsection 10.04(2) shall not be entitled to participate in any distribution under clause (b) of subsection 40.09(1) (except a distribution on account of interest until such restrictions shall cease to apply to such Debentures; thereafter the holders of such Debentures shall be entitled to participate in distributions under said clause (b) in priority to the holders of

Debentures which were not so restricted until the amounts distributed to the holders of all Debentures are proportionate to the amounts owing thereon.

      SECTION 10.10. Distribution of Proceeds. Payment to holders of Debentures and coupons pursuant to clause (b) of subsection 10.09(1) shall be made as follows:

      (1) At least fifteen days' notice of every such payment shall be given in the manner provided in Article Sixteen specifying the time when and the place or places where the Debentures and coupons are to be presented and the amount of the payment and the application thereof as between principal, premium and interest.

      (2) Payment of any Debenture or coupon shall be made upon presentation thereof at any one of the places specified in such notice and any such Debenture or coupon thereby paid in full shall be surrendered, otherwise a memorandum of such payment shall be endorsed thereon; but the Trustee may in its discretion dispense with presentation and surrender or endorsement in any special case upon such indemnity being given as it shall deem sufficient.

      (3) From and after the date of payment specified in the notice interest shall accrue only on the amount owing on each Debenture and coupon after giving credit for the amount of the payment specified in such notice unless it be duly presented on or after the date so specified and payment of such amount be not made.

      (4) The Trustee shall not be required to make any interim payment to Debentureholders unless the moneys in its hands, after reserving therefrom such amount as the Trustee may think necessary to provide for the payments mentioned in clause (a) of subsection 10.09(1) exceed 5% of the principal amount of the outstanding Debentures.

      SECTION 10.11. Immunity of Shareholders, etc . The Debentureholders and the Trustee hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any past, present or future incorporator, shareholder, director or officer (as such) of the Bank or of any successor company for the payment of the principal of or premium or interest on any of the Debentures or on any covenant, agreement, representation or warranty by the Bank herein or in the Debentures contained;

provided that nothing in this section shall prevent recourse to and the enforcement of liability of any shareholder for uncalled capital or upon unsatisfied calls.

                                 ARTICLE ELEVEN

                           SATISFACTION AND DISCHARGE

      SECTION 11.01 . Cancellation and Destruction. All matured coupons and Debentures shall forthwith after payment thereof be cancelled and delivered to the Trustee. All Debentures and coupons cancelled or required to be cancelled under this or any other provision of this Trust Indenture may be destroyed by or under the direction of the Trustee by cremation or otherwise (in the presence of a representative of the Bank if the Bank shall so require) and the Trustee shall prepare and retain a certificate of such destruction and deliver a duplicate thereof to the Bank.

      SECTION 11.02. Non-Presentation of Debentures and Coupons. In case the holder of any Debenture or coupon shall fail to present the same for payment on the date on which the principal thereof, the premium (if any) thereon and/or the interest thereon or represented thereby becomes payable either at maturity or on redemption or otherwise:

      (a) the Bank shall be entitled to pay to the Trustee and direct it to set aside, or

      (b) in respect of moneys in the hands of the Trustee which may or should be applied to the payment or redemption of the Debentures, the Bank shall be entitled to direct the Trustee to set aside,

the principal moneys and premium (if any) and/or the interest, as the case may be, in trust to be paid to the holder of such Debenture or coupon upon due presentation and surrender thereof in accordance with the provisions of this Trust Indenture; and thereupon the principal moneys and premium (if any) and/or the interest payable on or represented by each Debenture and each coupon in respect whereof such moneys have been set aside shall be deemed to have been paid and the holder thereof shall thereafter have no right in respect thereof except that of receiving payment of the moneys so set aside by the Trustee (without interest on such moneys) upon due presentation and surrender thereof, subject always to the provisions of section 11.03.

      SECTION 11.03. Repayment of Unclaimed Moneys to Bank. Any moneys set aside under section 11.02 in respect of any Debenture or coupon and not claimed by and paid to the holder thereof, as provided in section 11.02, within six years after the date of such setting aside shall be repaid to the Bank by the Trustee on demand, and thereupon the Trustee shall be released from all further liability with respect to such moneys, and thereafter such holder shall have no rights in respect of such Debenture or coupon except to obtain payment of such moneys (without interest thereon) from the Bank.

      SECTION 11.04. Release from Covenants. Upon proof being given to the reasonable satisfaction of the Trustee of compliance with the following conditions:

      (1) that the Bank has paid and discharged or provided for the payment and discharge of the entire indebtedness on all Debentures outstanding hereunder in any one or more of the following ways:

            (a) by paying or causing to be paid the principal of and premium (if any) and interest on Debentures outstanding hereunder as and when the same became due and payable;

            (b) by paying to the Trustee; or making provision satisfactory to the Trustee for the payment of, moneys sufficient to pay principal and interest to maturity on Debentures outstanding hereunder and maturing within ninety (90) days;

            (c) by paying to the Trustee, or making provision satisfactory to the Trustee for the payment of, moneys sufficient to redeem Debentures outstanding hereunder together with (i) proof satisfactory to the Trustee that notice of redemption of such Debentures within ninety (90) days has been duly given or waived or (ii) a written order of the Bank, expressed to be irrevocable, authorizing the Trustee to give notice of such redemption for and on behalf of the Bank; and/or

            (d) by delivering to the Trustee, for cancellation by it, Debentures outstanding hereunder with all unpaid coupons appertaining thereto;

      (2) that all other moneys (if any) payable hereunder have been paid or satisfied; and

      (3) that all costs, charges and expenses properly incurred by the Trustee in relation to these presents and all interest thereon and the remuneration of the Trustee have been paid or provision satisfactory to the Trustee has been made therefor;

the Trustee shall, upon the written request and at the expense of the Bank, execute and deliver to the Bank such instruments as shall be requisite to evidence the satisfaction of the obligations of the Bank under this Trust Indenture and to release the Bank from its covenants herein contained except those relating to the indemnification of the Trustee.

                                 ARTICLE TWELVE

                                 SUCCESSOR BANKS

      SECTION 12.01. Certain Requirements in Respect of Merger, etc. The Bank shall not enter into any transaction (whether by way of reconstruction, reorganization, consolidation, amalgamation, merger, transfer, sale or otherwise) whereby all or substantially all of its undertaking, property and assets would become the property of any other person or, in the case of any such amalgamation, of the continuing company resulting therefrom, unless, but may do so if:

      (1) the successor bank is an amalgamated bank resulting from the amalgamation of the Bank with one or more other Canadian chartered banks under an amalgamation agreement having the force of law under the Bank Act and by virtue of which the successor bank is subject to all duties, liabilities and obligations of the Bank under this Trust Indenture and the Debentures; or

      (2) the successor bank is a corporation lawfully entitled to acquire and operate the undertaking and assets of the Bank and:

            (a) the successor bank shall execute, prior to or contemporaneously with the consummation of such transaction, an indenture supplemental hereto and such other instruments (if any) as are satisfactory to the Trustee and in the opinion of counsel are necessary or advisable to evidence the assumption by the successor bank of liability for the due and punctual payment of all the Debentures and the interest thereon and all other moneys payable hereunder and the covenant of the successor bank to pay the same and its agreement to observe and perform all the covenants and obligations of the Bank under this Trust Indenture;

            (b) such transaction shall to the satisfaction of the Trustee and in the opinion of counsel be upon terms substantially preserving and not materially impairing any of the rights and powers of the Trustee or of the Debentureholders hereunder; and

            (c) no condition or event shall exist in respect of the successor bank at the time of such transaction and after giving full effect thereto which constitutes or would constitute an event of default or an other default hereunder.

      SECTION 12.02. Vesting of Powers in Successor. Whenever the conditions of section 12.01 have been duly observed and performed, the Trustee shall execute and deliver the said supplemental indenture pursuant to Article Fourteen and thereupon the successor bank shall possess and from time to time may exercise each and every right and power of the Bank under this Trust Indenture in the name of the Bank or otherwise and any act or proceeding by any provision of this Trust Indenture required to be done or performed by any directors or officers of the Bank may be done and performed with like force and effect by the like directors or officers of such successor bank.

                                ARTICLE THIRTEEN

                          MEETINGS OF DEBENTUREHOLDERS

      SECTION 13.01. Right to Convene Meeting. The Trustee may at any time and from time to time and shall, on receipt of a written request of the Bank or a Debentureholders' Request and upon being indemnified to its reasonable satisfaction by the Bank or by the Debentureholders signing such Debentureholders' Request against the costs which may be incurred in connection with the calling and holding of such meeting, convene a meeting of the Debentureholders. In the event of the Trustee failing within thirty (30) days after receipt of such request and indemnity to give notice convening such meeting, the Bank or such Debentureholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Montreal or in the City of Toronto or at such other place as may be approved or determined by the Trustee.

      SECTION 13.02. Notice. At least thirty (30) days' notice of any meeting shall be given to the Debentureholders in the manner provided in Article
Sixteen and a copy thereof shall be sent by mail to the Trustee unless the meeting has been called by it and to the Bank unless the meeting has been called by it. Such notice shall state the time when and the place where the meeting is to be held and shall state briefly the general nature of the business to be transacted thereat and it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article.

      SECTION 13.03. Chairman. Some individual person, who need not be a Debentureholder, nominated in writing by the Trustee shall be chairman of the meeting and if no person is so nominated, or if the person so nominated is not present within fifteen minutes from the time fixed for the holding of the meeting, the Debentureholders present in person or by proxy shall choose some person present to be chairman.

      SECTION 13.04. Quorum. Subject to the provisions of section 13.13:

            (a) at any meeting of the Debentureholders a quorum shall consist of Debentureholders present in person or by proxy and representing at least 25% in principal amount of the outstanding Debentures;

            (b) if a quorum of the Debentureholders shall not be present within one half hour after the time fixed for holding any meeting, the meeting, if convened by the Debentureholders or on a Debentureholders' Request, shall be dissolved, but if otherwise convened the meeting shall stand adjourned without notice to the same day in the next week (unless such day is a non-business day in which case it shall stand adjourned to the next following business day thereafter) at the same time and place, unless the chairman shall appoint some other place, day and/or time of which not less than seven days' notice shall be given in the manner provided in Article Sixteen; and

            (c) at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not represent 25% in principal amount of the outstanding Debentures.

      SECTION 13.05. Power to Adjourn. The chairman of any meeting at which a quorum of the Debentureholders is present may with the consent of the holders of a majority in principal amount of the Debentures represented thereat adjourn any such meeting and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

      SECTION 13.06. Show of Hands. Every question submitted to a meeting shall be decided by a majority of the votes given on a show of hands except that votes on extraordinary resolutions shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

      SECTION 13.07. Poll. On every extraordinary resolution, and on any other question submitted to a meeting when demanded after a vote by show of hands by the chairman or by any Debentureholder, a poll shall be taken in such manner as the chairman shall direct. Questions other than extraordinary resolutions shall, if a poll be taken, be decided by the votes of the holders of more than 50% in principal amount of the Debentures represented at the meeting and voted on the poll.

      SECTION 13.08. Voting. On a show of hands every person who is present and entitled to vote, whether as a Debentureholder or as proxy for one or more absent Debentureholders or both, shall have one vote. On a poll each Debentureholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each $1,000 or U.S. $1,000 principal amount of Debentures, as the case may be, of which he

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

shall then be the holder. A proxy need not be a Debentureholder. In the case of joint registered holders of a Debenture, any one of them present in person or by proxy at the meeting may vote in the absence of the other or others; but in case more than one of them be present in person or by proxy, they must vote together in respect of the Debentures of which they are joint registered holders.

      SECTION 13.09. Regulations. The Trustee or the Bank with the approval of the Trustee may from time to time make and from time to time vary such regulations as it shall from time to time think fit:

            (a) for the issue of voting certificates

                  (i) by any bank, trust company or other depositary approved by the Trustee certifying that specified unregistered Debentures have been deposited with it by a named holder and will remain on deposit until after the meeting, or

                  (ii) by any bank, trust company, insurance company,
            governmental department or agency approved by the Trustee certifying that it is the holder of specified unregistered Debentures and will continue to hold the same until after the meeting;

      which voting certificates shall entitle the holders named therein to be present and vote at any such meeting and at any adjournment thereof or to appoint a proxy or proxies to represent them and vote for them at any such meeting and at any adjournment thereof, in the same manner and with the same effect as though the holders so named in such voting certificates were the actual bearers of the Debentures specified therein;

            (b) for the deposit of voting certificates and/or instruments appointing proxies at such place as the Trustee, the Bank or the Debentureholders convening the meeting, as the case may be, may in the notice convening the meeting direct; and

            (c) for the deposit of voting certificates and/or instruments appointing proxies at some approved place or places other than the place at which the meeting is to be held and enabling particulars of such voting certificates and/or instruments appointing proxies to be mailed, cabled or otherwise transmitted before the meeting to the Bank or to the Trustee at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Debentures, or as entitled to vote or be present at the meeting in respect thereof, shall be persons who produce unregistered Debentures at the meeting and the holders of registered Debentures and persons whom holders of registered Debentures have by instrument in writing duly appointed as their proxies.

      SECTION 13.10. Bank and Trustee may be Represented. The Bank and the Trustee, by their respective officers and directors, and the legal advisors of the Bank and the Trustee may attend any meeting of the Debentureholders, but shall have no vote as such.

      SECTION 13.11. Powers Exercisable by Extraordinary Resolution.

      (1) In addition to all other powers conferred upon them by any other provisions of this Trust Indenture or by law, a meeting of the Debentureholders shall have the following powers exercisable from time to time by extraordinary resolution:

            (a) power to agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Debentureholders and/or the Trustee against the Bank or against its undertaking, property and assets or any part thereof whether such rights arise under this Trust Indenture or the Debentures or otherwise;

            (b) power to direct or authorize the Trustee to exercise any power, right, remedy or authority given to it by this Trust Indenture or the Debentures in any manner specified in such extraordinary resolution or to refrain from exercising any such power, right, remedy or authority;

            (c) power to waive and direct the Trustee to waive any event of default or other default on the part of the Bank in complying with any provision of this Trust Indenture or the Debentures, and/or to annul and to direct the Trustee to annul any declaration in respect of any such event of default made by the Trustee pursuant to section 10.04, either unconditionally or upon any conditions specified in such extraordinary resolution;

            (d) power to restrain any Debentureholder or the holder of any coupon from taking, instituting or maintaining any suit, action or proceeding for the payment of principal, interest or premium or for the execution of any trust or power hereunder or for the appointment of a liquidator or receiver or a trustee in bankruptcy or to have the Bank wound up or for any other remedy hereunder;

            (e) power to sanction the exchange of Debentures for or the conversion of Debentures into shares, bonds, debentures, notes or any other securities or obligations of the Bank or any other bank or corporation or proposed bank or corporation;

            (f) power to repeal, modify or amend any extraordinary resolution previously passed by the Debentureholders; and

            (g) power to assent to any modification of or change in or omission from the provisions contained herein which shall be agreed to by the Bank and to authorize the Trustee to concur in and execute any deed or instrument supplemental hereto embodying such modification, change or omission.

      (2) A meeting of Debentureholders shall have the power, exercisable from time to time by extraordinary resolution, to appoint and remove a committee to consult with the Trustee and to delegate to such committee (subject to such limitations, if any, as may be prescribed in such extraordinary resolution) all or any of the powers which the Debentureholders could exercise by extraordinary resolution under clauses (b), (c) and (d) of subsection 13.11(1). The extraordinary resolution making such appointment may provide for payment of the expenses and disbursements of and compensation to such committee. Such committee shall consist of such number of persons as shall be prescribed in the extraordinary resolution appointing it, and the members need not be themselves Debentureholders. Subject to the extraordinary resolution appointing it, every such committee may elect its chairman and may make regulations respecting its quorum, the calling of its meetings, the filling of vacancies occurring in its number, the manner. in which it may act and its procedure generally and such regulations may provide that the committee may act at a meeting at which a quorum is present or may act by minutes signed by a majority of the members thereof or the number of members thereof necessary to constitute a quorum, whichever is the greater. All acts of any such committee within the authority delegated to it shall be binding upon all Debentureholders. Neither such committee nor any member thereof shall be liable for any loss arising from or in connection with any action taken or omitted to be taken in good faith.

      SECTION 13.12. Powers Cumulative. It is hereby declared and agreed that any one or more of the powers and/or any combination of the powers in this Trust Indenture stated to be exercisable by the Debentureholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Debentureholders to exercise such power or powers or combination of powers then or any power or powers or combination of powers thereafter from time to time.

      SECTION 13.13. Meaning of "Extraordinary Resolution."

      (1) The expression "extraordinary resolution" when used in this Trust Indenture means, subject as hereinafter in this section 13.13 and in sections
13.15 and 13.17 provided, a resolution proposed to be passed as an extraordinary resolution at a meeting of Debentureholders duly convened for the purpose and held in accordance with the provisions of this Article Thirteen at which the holders of more than 50% in principal amount of the Debentures then outstanding are present in person or by proxy and passed by the favourable votes of the holders of not less than 66 2/3% of the principal amount of Debentures represented at the meeting and voted on a poll upon such resolution.

      (2) If at any such meeting the holders of more than 50% in principal amount of the Debentures outstanding are not present in person or by proxy within one half hour after the time appointed for the meeting, then the meeting, if convened by Debentureholders or on a Debentureholder's Request, shall be dissolved; but if otherwise convened the meeting shall stand adjourned to such day, being not less than twenty-one (21) nor more than sixty (60) days later, and to such place and time as may be appointed by the chairman. Not less than ten (10) days' notice shall be given of the time and place of such adjourned meeting in the manner provided in Article Sixteen. Such notice shall state that at the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Debentureholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 13.13(1) shall be an extraordinary resolution within the meaning of this Trust Indenture, notwithstanding that the holders of more than 50% in principal amount of the Debentures then outstanding are not present in person or by proxy at such adjourned meeting.

      (3) Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

      SECTION 13.14. Minutes. Minutes of all resolutions and proceedings at every such meeting as aforesaid shall be made and duly entered in books to be from time to time provided for that purpose by the Trustee at the expense of the Bank, and any such minutes as aforesaid, if signed by the chairman of the meeting at which such resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Debentureholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly held and convened, and all resolutions passed thereat or proceedings had, to have been duly passed and had.

      SECTION 13.15. Instruments in Writing. All actions, that may be taken and all powers that may be exercised by the Debentureholders at a meeting held as hereinbefore in this Article Thirteen provided may also be taken and exercised by the holders of not less than 66 2/3% in principal amount of all the outstanding Debentures by an instrument in writing signed in one or more counterparts and the expression "extraordinary resolution" when used in this Trust Indenture shall include an instrument so signed.

      SECTION 13.16. Binding Effect of Resolutions. Subject to the provisions of section 13.17, every resolution and every extraordinary resolution passed in accordance with the provisions of this Article Thirteen at a meeting of Debentureholders shall be binding upon all the Debentureholders, whether present at or absent from such meeting, and every instrument in writing signed by Debentureholders in accordance with section 13.15 shall be binding upon all the Debentureholders, whether signatories thereto or not, and each and every Debentureholder and the Trustee (subject to the provisions for its indemnity herein contained) shall be bound to give effect accordingly to every such resolution, extraordinary resolution and instrument in writing.

      SECTION 13.17. Serial Meetings.

      (1) If any business to be transacted at a meeting of Debentureholders, or any action to be taken or power to be exercised by instrument in writing under section 13.15, especially affects the rights of the holders of Debentures of one or more series or maturities in a manner or to an extent substantially differing from that in or to which it affects the rights of the holders of Debentures of any other series or maturity (as to which an opinion of counsel shall be binding on all Debentureholders, the Trustee and the Bank for all purposes hereof) then:

            (a) reference to such fact, indicating each series or maturity so especially affected, shall be made in the notice of such meeting and the meeting shall be and is herein called a "serial meeting"; and

            (b) the holders of Debentures of a series or maturity so especially affected shall not be bound by any action taken at a serial meeting or by instruments in writing under section 13.15 unless in addition to compliance with the other provisions of this Article

                  (i) at such serial meeting:

                        (A) there are present in person or by proxy holders of
                  at least 25% (or for the purpose of passing an extraordinary resolution more than 50%) in principal amount of the outstanding Debentures of such series or maturity, subject to the provisions of this Article as to adjourned meetings; and

                        (B) the resolution is passed by the favourable votes of
                  the holders of more than 50% (or in the case of an extraordinary resolution not less than 66 2/3%) in principal amount of Debentures of such series or maturity voted on the resolution; or

                  (ii) in the case of action taken or power exercised by
            instrument in writing under section 13.15, such instrument is signed in one or more counterparts by the holders of not less than 66 2/3% in principal amount of the outstanding Debentures of such series or maturity.

      (2) if in the opinion of counsel any business to be transacted at any meeting, or any action to be taken or power to be exercised by instrument in writing under section 13.15, does not adversely affect the rights of the holders of Debentures of one or more particular series or maturities, the provisions of this Article Thirteen shall apply as if the Debentures of such series or maturity were not outstanding and no notice of any such meeting need be given to the holders of Debentures of such series or maturity. Without limiting the generality of the foregoing, a proposal to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series or maturity are outstanding shall be deemed not to adversely affect the rights of the holders of Debentures of any other series or maturity.

      (3) A proposal (i) to extend the maturity of Debentures of any particular series or maturity or reduce the principal amount thereof or the rate of interest or redemption premium thereon, (ii) to modify or terminate any covenant or agreement which by its terms is effective only so long as Debentures of a particular series are outstanding, or (iii) to reduce with respect to holders of Debentures of any particular series any percentage stated in section 1.01, 10.06, 13.04, 13.07, 13.13 or 13.15 or in this section 13.17, shall be deemed to especially affect the rights of the holders of Debentures of such series or maturity, as the case may be, in a manner substantially differing from that in which it affects the rights of holders of Debentures of any other series or maturity, whether or not a similar extension, reduction, modification or termination is proposed with respect to Debentures of any or all other series and maturities.

                                ARTICLE FOURTEEN

                            SUPPLEMENTAL INDENTURES

      SECTION 14.01. Execution of Supplemental Indentures. From time to time the Bank (when authorized by a resolution of its directors) and the Trustee may, subject to the provisions of these presents, and they shall, when so directed by these presents, execute and deliver by their proper officers, indentures or other instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

            (a) establishing the terms of any subsequent series of Debentures and the forms and denominations in which they may be issued as provided in Article Two;

            (b) adding to the covenants of the Bank herein contained for the protection of the holders of the Debentures, or of the Debentures of any series, and providing for events of default in addition to those specified in Article Ten;

            (c) evidencing the succession of successor banks to the Bank and the covenants of and obligations assumed by such successor banks in accordance with the provisions of Article Twelve;

            (d) giving effect to any extraordinary resolution passed as provided in Article Thirteen;

            (e) adding to or altering the provisions hereof in respect of the registration and transfer of Debentures, making provision for the issue of Debentures in forms or denominations other than those herein provided for and for the exchange of Debentures of different forms and denominations and making any modifications in the forms of the Debentures and coupons which in the opinion of the Trustee do not affect the substance thereof;

            (f) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which the Bank may deem necessary or advisable in order to facilitate the sale of the Debentures and which, in the opinion of the Trustee, do not adversely affect in any substantial respect the interests of the holders of the Debentures, or any series or maturity thereof then outstanding, including without limiting the generality of the foregoing such additions, deletions and alterations, including provision for the appointment of an additional trustee or a co-trustee in any jurisdiction, as would be required to comply with the provisions relating to trust indentures contained in any corporations act, securities act, trust indenture act or similar legislation in any jurisdiction in which the Bank may desire to sell the Debentures;

      (g) making any additions to, deletions from or alterations of the provisions of this Trust Indenture which in the opinion of counsel may from' time to time be necessary or advisable to conform the same to applicable legislation as that term is defined in subsection 15.01(1); and

      (h) for any other purpose not inconsistent with the terms of this Trust Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Trustee the rights of the Trustee or of the Debentureholders are in no way prejudiced thereby.

                                ARTICLE FIFTEEN

                             CONCERNING THE TRUSTEE

SECTION 15.01. Trust Indenture Legisla tion.

      (1) In this Article the term "applicable legislation" means the provisions, if any, of any statute of Canada or a province thereof, and of regulations under any such statute, relating to trust indentures and to the rights, duties and obligations of trustees under trust indentures and of corporations issuing debt obligations under trust indentures, to the extent that such provisions are at the time in force and applicable to this Trust Indenture.

      (2) If and to the extent that any provision of this Trust Indenture limits, qualifies or conflicts with a mandatory requirement of applicable legislation, such mandatory requirement shall prevail.

      (3) The Bank and the Trustee agree that each will at all times in relation to this Trust Indenture and any action to be taken hereunder, observe and comply with and be entitled to the benefits of applicable legislation.

SECTION 15.02. Rights and Duties of Trustee.

      (1) In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Trust Indenture, the Trustee shall act honestly and in good faith with a view to the best interests of the Debentureholders and shall exercise that degree of care, diligence and skill that a reasonably prudent trustee would exercise in comparable circumstances.

      (2) Subject only to subsection 15.02(1), the obligation of the Trustee to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Trustee or the Debentureholders hereunder shall be conditional upon the Debentureholders furnishing, when required by notice in writing by the Trustee, sufficient funds to commence or continue such act, action or proceeding and indemnity reasonably satisfactory to the Trustee to protect and hold harmless the Trustee against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Trust Indenture shall require the Trustee to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified as aforesaid.

      (3) The Trustee may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Debentureholders at whose instance it is acting to deposit with the Trustee the Debentures held by them, for which Debentures the Trustee shall issue receipts.

      (4) Every provision of this Trust Indenture that by its terms relieves the Trustee of liability or entitles it to rely upon any evidence submitted to it, is subject to the provisions of applicable legislation and of this section
15.02 and of sections 15.03 and 15.04.

      SECTION 15.03. Evidence of Compliance.

      (1) The Bank shall furnish the Trustee with evidence of compliance with the conditions of this Trust Indenture:

            (a) in respect of, and before doing any act relating to, the issue, certification and delivery of Debentures hereunder or the satisfaction and discharge of this Trust Indenture; and

            (b) upon the demand of the Trustee, in respect of any act to be done by the Trustee at the request of the Bank.

      (2) Evidence of compliance required under subsection 15.03(1) shall consist of (a) a statutory declaration or certificate made by a director or an officer of the Bank stating that the conditions of this Trust Indenture have been complied with and, where required by this Trust Indenture, (b) an opinion of counsel that such conditions have been complied with.

      (3) Evidence of compliance referred to in subsection 15.03(2) shall include a statement by the person giving the evidence:

            (a) declaring that he has read and understands the conditions of this Trust Indenture referred to in subsection 15.03 (l);

            (b) describing the nature and scope of the examination or investigation on which the certificate, statement or opinion is based; and

            (c) declaring that he has made such examination or investigation as he believes necessary to enable him to make the statements or give the opinions contained or expressed therein .

      SECTION 15.04. Evidence, Experts and Advisers.

      (1) In addition to the reports, certificates, opinions and other evidence required by this Trust Indenture, the Bank shall furnish to the Trustee such additional evidence of compliance with any provision hereof, and in such form, as may be prescribed by applicable legislation or as the Trustee may reasonably require by written notice to the Bank.

      (2) In the exercise of its rights, duties and obligations, the Trustee may, if it is acting in good faith, rely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, certificates or other evidence referred to in subsection 15.04(1) provided that such evidence complies with applicable legislation and that the Trustee examines the same in order to determine whether such evidence indicates compliance with the applicable requirements of this Trust Indenture.

      (3) Whenever applicable legislation requires that evidence referred to in subsection 15 .04(l) be in the form of a statutory declaration, the Trustee may accept such statutory declaration in lieu of a certificate of the Bank required by any provision hereof. Any such statutory declaration may be made by one or more of the chairman, the president, the secretary, the comptroller, the chief accountant, or any vice-president, assistant secretary or director of the Bank.

      (4) Proof of the execution of an instrument in writing, including a Debentureholders' Request, by any Debentureholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution or in any other manner which the Trustee may consider adequate.

      (5) The Trustee may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of discharging its duties hereunder and shall not be responsible for any misconduct on the part of any of them.

      SECTION 15.05. Documents, Moneys, etc., Held by Trustee. Any securities, documents of title or other instruments that may at any time be held by the Trustee subject to trusts hereof may be placed in the deposit vaults of the Trustee or of the Bank or of any other Canadian chartered bank or deposited for safekeeping with any such bank. Pending the application or withdrawal of any moneys so held under any provision of this Trust Indenture, the Trustee, unless it is herein otherwise expressly provided, may deposit the same in the name of the Trustee in the Bank or in any other Canadian chartered bank at the rate of interest (if any) then current on similar deposits or, if so directed by written order of the Bank, shall (i) deposit such moneys in the deposit department of the Trustee or any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, or
(ii) invest such moneys in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of the Bank or of any other Canadian chartered bank or loan or trust company . Unless an event of default or an other default shall have occurred and be continuing, all interest or other income received by the Trustee in respect of such deposits and investments shall belong to the Bank.

      SECTION 15.06. Action by Trustee to Protect Interests. The Trustee shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Debentureholders.

      SECTION 15.07. Trustee not Required to Give Security. The Trustee shall not be required to give any bond or security in respect of the execution of the trusts and powers of this Trust Indenture or otherwise in respect of the premises.

      SECTION 15.08. Protection of Trustee. By way of supplement to the provisions of any law for the time being relating to trustees, it is expressly declared and agreed as follows:

      (1) The Trustee shall not be liable for or by any reason of any statements of fact or recitals in this Trust Indenture or in the Debentures (except in the certificate of the Trustee thereon) or required to verify the same, but all such statements or recitals are and shall be deemed to be made by the Bank.

      (2) Nothing herein contained shall impose any obligation on the Trustee to see to or to require evidence of the registration or filing (or renewal thereof) of this Trust Indenture or any instrument ancillary or supplemental hereto.

      (3) The Trustee shall not be bound to give notice to any person or persons of the execution hereof.

      (4) The Trustee shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Bank of any of the covenants herein contained or of any acts of the agents or servants of the Bank.

      (5) The Trustee, in its personal or any other capacity, may buy, lend upon and deal in shares in the capital of the Bank and in the Debentures and generally may contract and enter into financial transactions with the Bank without being liable to account for any profit made thereby.

      SECTION 15.09. Replacement of Trustee. The Trustee may resign its trust and be discharged from all further duties and liabilities hereunder by giving to the Bank three months' notice in writing or such shorter notice as the Bank may accept as sufficient. The Debentureholders by extraordinary resolutions shall have power at any time to remove the Trustee and to appoint a new Trustee. In the event of the Trustee resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Bank shall forthwith appoint a new Trustee unless a new Trustee has already been appointed by the Debentureholders; but any new Trustee so appointed by the Bank shall be subject to removal as aforesaid by the Debentureholders . Any new Trustee appointed under any provision of this section 15 .09 shall be a corporation authorized to carry on the business of a trust company in Canada . On any new appointment the new Trustee shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Trustee without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Bank, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Trustee.

      SECTION 15.10. Conflict of Interest. The Trustee represents that at the time of the execution and delivery hereof no material conflict of interest exists in the Trustee's role as a fiduciary hereunder and agrees that in the event of a material conflict of interest arising hereafter it will, within ninety days after ascertaining that it has such material conflict of interest, either eliminate the same or resign its trust hereunder.

      SECTION 15.11. Acceptance of Trust. The Trustee hereby accepts the trusts in this Trust Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth.

                                 ARTICLE SIXTEEN

                                     NOTICES

      SECTION 16.01. Notice to Debentureholders. Unless herein otherwise expressly provided, any notice to be given hereunder to Debentureholders shall be deemed to be validly given:

            (a) to the holders of registered Debentures if such notice is sent by first class unregistered surface or air mail, postage prepaid, addressed to such holders at their respective addresses appearing on the register maintained under Article Four; and if in the case of joint holders of any Debentures more than one address appears in the register of such joint holding, such notice shall be addressed only to the first address so appearing; and

            (b) to the holders of unregistered Debentures if such notice is published once in each of the cities of Montreal, Toronto, Calgary and Vancouver, each such publication to be made in a daily newspaper in the English or French language, or both languages, of general circulation in the designated cities and approved by the Trustee; provided that in the case of notice convening a meeting of Debentureholders, the Trustee may require such additional publications of such notice, in the same or in other cities or both, as it may deem necessary for the reasonable protection of the Debentureholders.

Any notice so given by mail shall be deemed to have been given on the day of mailing. Any notice so given by publication shall be deemed to have been given when such notice shall have been published once in each of the cities in which publication thereof was required under the foregoing provisions. In determining under any provision hereof the date when notice of any, meeting, redemption or other event must be given, the date of giving the notice shall be included and the date of the meeting, redemption or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Debentureholder shall not invalidate any action or proceeding founded thereon.

      SECTION 16.02. Notice to the Trustee. Any notice to the Trustee under the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Trustee or if sent by registered mail, postage prepaid, addressed to the Trustee at its principal office in Montreal, Quebec. Notice by mail shall be deemed to have been effectively given at the time when in the ordinary course of mail the same should have reached its destination.

      SECTION 16.03 . Notice to the Bank. Any notice to the Bank under the provisions of this Trust Indenture shall be valid and effective if delivered to an officer of the Bank or if sent by registered mail, postage prepaid, addressed to the Bank at 129, rue St-Jacques, Montreal, Quebec to the attention of the secretary. Notice by mail shall be deemed to have been effectively given at the time when in the ordinary course of mail the same should have reached its destination. The Bank may from time to time notify the Trustee of a change in address which thereafter, until changed by like notice, shall be the address of the Bank for all purposes of this Trust Indenture.

                                ARTICLE SEVENTEEN

                          FORMS OF SERIES 10 DEBENTURES

      SECTION 17.01. Form of Temporary Global Debenture. The Series 10 Debentures will initially be represented by the Temporary Global Debenture and the form of the Temporary Global Debenture and Trustee's certificate shall be substantially as follow:

                      (FORM OF TEMPORARY GLOBAL DEBENTURE)

TEMPORARY GLOBAL DEBENTURE                                     U.S. $250,000,000

                                BANK OF MONTREAL
                    (Incorporated under the laws of Canada)

                 FLOATING RATE DEBENTURES, SERIES 10, DUE 1998

      This Temporary Global Debenture and the Debentures evidenced hereby have not been registered under the United States Securities Act of 1933. Except for certain sales to branches of United States banks located outside the United States and to sophisticated institutional investors in the United States, subject to limitations referred to in the Extel Card dated July 16, 1986 circulated by Extel Statistical Services Ltd. relating hereto ("Qualified U.S. Purchasers"), neither this Temporary Global Debenture nor any portion hereof may be offered, sold or delivered, directly or indirectly, in the United States of America (which term, as used herein, includes its territories and possessions) or to or for the account of persons ("U.S. Persons") who are residents or nationals thereof (including the estate of any such person and any corporation or other entity organized under the laws thereof or any political subdivision thereof).

      This Temporary Global Debenture is an interim Series 10 Debenture without coupons in respect of a duly authorized issue of Debentures of Bank of Montreal (the "Bank") designated as specified in the title hereof (the "Series 10 Debentures") limited to an aggregate principal amount of U.S. $250,000,000 and issued pursuant to an indenture dated as of July 23, 1986 between the Bank and The Royal Trust Company (the "Trustee"), as trustee for the Debentureholders (the "Indenture"). This Temporary Global Debenture is exchangeable in whole or in part upon request of the holder for definitive Debentures in either of the forms set forth in the Indenture ("Definitive Series 10 Debentures") at the offices of the Exchange Agent at Royal Trust House, 48-50 Cannon Street, London, England on or after (but not before) the Exchange Date; and the Exchange Agent shall deliver free of charge in full or partial exchange for this Temporary Global Debenture, Definitive Series 10 Debentures in an aggregate principal amount equal to the principal amount of this Temporary Global Debenture submitted for exchange provided that there shall have been presented to the Exchange Agent a certificate or certificates as to beneficial ownership in the forms available at the aforementioned offices of the Exchange Agent in London, England, to the effect that the beneficial owners of such Series 10 Debentures are not U.S. Persons or persons who have purchased such Series 10 Debentures for resale to any such U .S. Person, or are Qualified U.S. Purchasers.

      Except as provided herein, this Temporary Global Debenture must be exchanged for Definitive Series 10 Debentures before interest can be collected.

      Payment of interest upon the Series 10 Debentures due on an Interest Payment Date occurring prior to the Exchange Date will be made by the Bank to Morgan Guaranty Trust Company of New York, Brussels office, as operator of the Euro-clear System ("Euro-clear") and CEDEL S.A. ("CEDEL"). Upon receipt by Euro-clear and/or CEDEL of a certificate or certificates that as of such Interest Payment Date the portion of the Temporary Global Debenture on which interest is to be credited as hereinafter provided either (i) is not beneficially owned by a U.S. Person or any person who has purchased its interest in the Temporary Global Debenture for resale to such a U.S. Person or (ii) is beneficially owned by a Qualified U.S. Purchaser, it will credit such interest to the respective accounts of the persons for whom it holds this Temporary Global Debenture from whom it has received such a certificate . On the Exchange Date, Euro-clear and CEDEL shall pay to the Exchange Agent the amount, if any, of interest relating to portions of the Temporary Global Debenture with respect to which no such certificate shall have been received, and any beneficial owner of a portion of the Temporary Global Debenture who did not receive payment of the interest due on such Interest Payment Dates prior to the Exchange Date shall look only to the Exchange Agent for any payment to which such beneficial owner may be entitled, and all liability of Euro-clear and/or CEDEL with respect to such payment shall thereupon cease. Upon delivery of each of the Definitive Series 10 Debentures in exchange for the Temporary Global Debenture (or portions thereof), the Exchange Agent will pay to such holders of Definitive Series 10 Debentures as did not receive payment of the interest due as aforesaid any amounts constituting interest in respect of Interest Payment Dates occurring p rior to the Exchange Date for which interest has been so repaid by Euro-clear or CEDEL to the Exchange Agent as above provided .

      In the event that any Interest Payment Date shall occur on or after the Exchange Date but prior to the exchange of the entire principal amount of the Temporary Global Debenture for Definitive Series 10 Debentures, interest on such unexchanged portion shall be paid by the Bank to or to the order of the Trustee in Montreal on or before the related Interest Payment Date and shall be remitted by the Trustee to the Exchange Agent and shall be held by the Exchange Agent for payment together with delivery of the Definitive Series 10 Debentures related thereto.

      This Temporary Global Debenture, until exchanged for Definitive Series 10 Debentures, shall entitle the holder thereof to rank for all purposes as a Debentureholder (as defined in the Indenture) and otherwise in respect of the Indenture to the same extent and in the same manner as though the said exchange had actually been made, except as otherwise provided herein.

      The Bank, for value received, hereby acknowledges itself indebted and promises to pay to the bearer hereof on the Interest Payment Date in July 1998, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture, the principal sum of Two Hundred and Fifty Million Dollars in lawful money of the United States of America (U.S. $250,000,000) in accordance with the terms and conditions set forth in the Indenture and the Definitive Series 10 Debentures and to pay interest on the said principal sum from July 23, 1986 or from such other date on Which the Temporary Global Debenture is initially issued, whichever is later, twice yearly on the Interest Payment Dates in January and July in each year at the Rate of Interest for each Interest Period as determined by the Agent Bank (all as set forth in and as defined in the Indenture), together with interest on overdue interest and Tax Indemnity therein mentioned, if applicable, but only upon presentation and surrender of the Definitive Series 10 Debentures issued in exchange for this Temporary Global Debenture, or the interest coupons appertaining thereto as such interest coupons shall severally become due (only in the case of coupon Definitive Series 10 Debentures), all as provided in the Indenture and the Definitive Series 10 Debentures . This Temporary Global Debenture is subject to all the terms and conditions of the Definitive Series 10 Debentures and the provisions contained in the Indenture.

      No reference herein to the Indenture and no provision of this Temporary Global Debenture or of the Indenture shall alter or impair the obligation of the Bank, which is absolute and unconditional, to the Trustee, to pay the principal of and interest on this Temporary Global Debenture on the dates and at the places and at the rate and in the coin or currency prescribed save that except as hereinabove provided no principal or interest may be collected on the portion of this Temporary Global Debenture which remains unexchanged other than by the Trustee.

      This Temporary Global Debenture shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

      This Temporary Global Debenture shall not become obligatory for any purpose until it is certified by or on behalf of the Trustee.

      IN WITNESS WHEREOF Bank of Montreal has caused its corporate seal to be hereto affixed and this Temporary Global Debenture to be signed by its Chairman and Secretary and dated July 23, 1986.

                                BANK OF MONTREAL

By:                                     And:

             Secretary                                  Chairman

                                     (Seal)

                 SCHEDULE OF EXCHANGES FOR DEFINITIVE SERIES 10
                                   DEBENTURES

      The following exchanges of a part of this Temporary Global Debenture for Definitive Series 10 Debentures have been made:--

                    Part of principal
                      amount of this          Remaining principal
                     Temporary Global            amount of this
                    Debenture exchanged         Temporary Global        Notation made by or
                 for Definitive Series 10      Debenture following       on behalf of the
 Date made             Debentures                 such exchange              Trustee:
------------     ------------------------     --------------------      -------------------
___________________________________________________________________________________________

___________________________________________________________________________________________

___________________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

________________________________________________________________________________

                        (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

      This Temporary Global Debenture is an interim Series 10 Debenture issued under the Indenture within mentioned .

                         THE ROYAL TRUST COMPANY
                                                  Trustee

                         By:_______________________________
                               Authorized Officer

      SECTION 17.02. Form of Coupon Debenture. The form of the coupon Debentures for the Series 10 Debentures, the Trustee's certificate and the interest coupon appertaining thereto shall be substantially as follows:

                           (FORM OF COUPON DEBENTURE)

                      THIS IS NOT A DEPOSIT INSURED UNDER
                  THE CANADA DEPOSIT INSURANCE CORPORATION ACT

ANY UNITED STATES PERSON WHO HOLDS THIS DEBENTURE WILL BE SUBJECT TO LIMITATIONS UNDER UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) and 1287(a) OF THE UNITED STATES INTERNAL REVENUE CODE.

Denomination     ISIN     Series     Serial Number
0000000          0000      10

                                BANK OF MONTREAL
                     (Incorporated under the laws of Canada)

                  FLOATING RATE DEBENTURES, SERIES 10, DUE 1998

      BANK OF MONTREAL (hereinafter called the "Bank"), for value received hereby acknowledges itself indebted and promises to pay to the bearer hereof on the Interest Payment Date (as defined in the Indenture) in July 1998, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Indenture, the principal sum of ($ ) in lawful money of the United States of America, on presentation and surrender of this Debenture at any of the places herein mentioned and to pay interest on the said principal sum from July 23, 1986 or from such other date on which the Series 10 Debentures are initially issued, whichever is the later, twice yearly on the Interest Payment Dates in January and July in each year, commencing with the Interest Payment Date in January 1987, at the Rate of Interest for each Interest Period as determined by the Agent Bank (all as set forth and as defined in the Indenture), together with the Tax Indemnity herein mentioned, if applicable, upon presentation and surrender of the respective interest coupons appertaining hereto as they severally become due; and should the Bank at any time make default in the payment of any principal of or interest on this Debenture or any Tax Indemnity, to pay interest on the amount in default at the Rate of Interest applicable during such period of default, in like money, at the same places and twice yearly on the same Interest Payment Dates, together with Tax Indemnity, if applicable.

      The Series 10 Debentures are issuable in bearer form in the denominations of U.S. $10,000 and U.S. $250,000, with interest coupons attached ("coupon Series 10 Debentures") or, at the holder's option, in fully registered form in denominations of U.S. $10,000 and integral multiples thereof ("registered Series 10 Debentures"). Title to coupon Series 10 Debentures will pass by delivery.

      Payment of the principal of, Tax Indemnity, if any, and interest on the coupon Series 10 Debentures will be made at the specified offices of any of the paying agents outside of the United States as the Bank shall from time to time appoint pursuant to the Indenture and may, at the holder's option and subject to applicable laws and regulations, be made by cheque or bank draft in U.S.

      dollars drawn on, or by transfer to a U.S. dollar account maintained by the holder with, a bank in New York City. In the event that the full amount of the coupon Series 10 Debentures and interest coupons appertaining thereto may not be so paid because such payments would be illegal or effectively precluded due to the imposition of exchange controls or other similar restrictions on the full payment or receipt of principal or interest in U.S. dollars, then the Bank shall designate a paying agent in New York City from which such payments may be made. The paying agents initially appointed by the Bank outside of the United States are the main offices of Bank of Montreal in London (the "principal paying agent"), Bank of Montreal in Montreal, Morgan Guaranty Trust Company of New York in Brussels, Union de Banques Suisses (Luxembourg) S.A. in Luxembourg and Union Bank of Switzerland in Zurich. The Bank reserves the right to terminate the appointment of any paying agent and to appoint other such paying agents upon the terms and subject to the conditions provided in the Indenture.

      If the Bank is required to withhold or deduct any amount from the principal of or interest (including interest on amounts in default) on this Debenture on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or other political subdivision thereof or any authority or agency therein or thereof having power to tax, the Bank shall pay to the holder hereof such additional amounts ("Tax Indemnity") as will result in the payment to the holder of this Debenture or to the holder of the respective coupons appertaining hereto of the amount which would otherwise have been payable in respect of this Debenture or such coupons; provided, however, that no Tax Indemnity shall be payable with respect to this Debenture or any coupon: (a) to a holder who is liable to tax thereon by reason of his being connected with Canada otherwise than merely by the holding or ownership of this Debenture or any coupon, or (b) if presented for payment more than 15 days after the Relevant Date (as hereinafter defined), except to the extent that such holder would have been entitled to Tax Indemnity on presenting the same for payment within such period of 15 days. For the foregoing purpose, the "Relevant Date" means the later of: (i) the date on which the payment in respect of this Debenture or any coupon appertaining hereto first becomes due and payable, and
(ii) if the full amount of the moneys payable on such date has not been received prior to such date by the principal paying agent in London or by the Trustee, the date on which notice is duly given to the holders of Series 10 Debentures that such moneys have been so received.

      The Series 10 Debentures, of which this is one, are issued pursuant to an indenture dated as of July 23, 1986 between the Bank and The Royal Trust Company (the "Trustee"), as trustee for the Debentureholders (the "Indenture"). The Series 10 Debentures, in the event of the insolvency or winding-up of the Bank, rank equally and rateably with all other debentures of the Sank from time to time issued and outstanding under the Indenture, an indenture dated as of April 26, 1984, an indenture dated as of February 1, 1978 and indentures supplemental thereto, and a trust agreement dated as of April 1, 1972 and agreements supplemental thereto. As provided in the Indenture and in the Bank Act (Canada) payment of all amounts owing hereunder is subordinated to the deposit liabilities and all other liabilities of the Bank other than those ranking equally with or subordinate to the Series 10 Debentures. Reference is made to the Indenture for a further statement of the rights of the holders of Series 10 Debentures, of the Bank and of the Trustee to the same effect as if the provisions of the Indenture were set forth herein in full. A copy of the Indenture may be inspected at the principal office of the Trustee in Montreal or at the main offices of the paying agents referred to herein.

      The Series 10 Debentures will not be redeemable on or before the Interest Payment Date in July 1991. After the Interest Payment Date in July 1991, the Series 10 Debentures may be redeemed at the option of the Bank, in whole or in part, on any Interest Payment Date, on not less than 30 days' notice, at a price equal to the principal amount thereof together with unpaid interest accrued to the date fixed for redemption plus Tax Indemnity, if applicable.

      The Indenture provides for the creation of a segregated fund (the "Fund") to be held by the Trustee. Unless the Series 10 Debentures have been accelerated upon the occurrence of an event of default or except as otherwise provided in the Indenture with respect to redemption at the option of the Bank, the principal of the Series 10 Debentures shall be payable prior to their stated final maturity date solely from funds in the Fund. The Fund has been created for certain United States bank regulatory purposes and, although it is expected to provide a source of funds for the payment of the Series 10 Debentures, the Fund will not constitute security for the Series 10 Debentures.

      The Indenture provides that payment of principal of the Series 10 Debentures may be accelerated only in case of certain events involving the insolvency or winding-up of the Bank. There is no right of acceleration in the case of a default in the performance of any covenant of the Bank in the Indenture or in the Series 10 Debentures, including payment of interest on the Series 10 Debentures by the Bank.

      The Indenture provides also, among other things, for:(a)the exchange of coupon Series 10 Debentures for registered Series 10 Debentures or registered Series 10 Debentures for coupon Series 10 Debentures, provided that neither the Bank nor the Trustee will be required to make an exchange if as a result thereof it would incur adverse consequences under United States tax law; and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

      Any notice, including notice of redemption, to the holders of the coupon Series 10 Debentures shall be given by publication once in one leading London daily newspaper or, if that is not possible, in one other leading English language daily newspaper of general circulation in Europe.

      The Bank and the Trustee may deem and treat the bearer hereof and the bearer of any coupon appertaining to this Series 10 Debenture as the absolute owner thereof for all purposes and neither the Bank nor the Trustee shall be affected by notice to the contrary.

      The Indenture, this Debenture and the coupons appertaining hereto shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

      This Debenture and the coupons appertaining hereto shall not become obligatory for any purpose until this Debenture is certified by or on behalf of the Trustee for the time being under the Indenture.

      IN WITNESS WHEREOF this Debenture has been duly executed, the corporate seal of the Bank affixed hereon and dated as of July 23, 1986.

                                BANK OF MONTREAL

By:                                     And:

                 Secretary                          Chairman

                                     (Seal)

                         (Form of Trustee's Certificate)

                              TRUSTEE'S CERTIFICATE

      This Debenture is one of the Series 10 Debentures issued under the Indenture within mentioned.

                             THE ROYAL TRUST COMPANY
                                                 Trustee

                             By_______________________________
                                  Authorized Officer

                            (form of Interest Coupon)

(Front of Interest Coupon)

      BANK OF MONTREAL will pay to the bearer on the Interest Payment Date in January (July) 19 , unless the undermentioned Debenture shall have been previously called for redemption and payment thereof duly provided for, the Interest Amount determined by the Agent Bank which will include Tax Indemnity, if applicable, at any of the places herein referred to, being one of the twice yearly interest payments on its Floating Rate Debenture, Series 10, Due 1998, referred to by serial number below. Payment as aforesaid will be made at the specified office of any of the paying agents outside of the United States appointed by the Bank from time to time by cheque or bank draft in United States dollars drawn on, or by transfer to a United States dollar account maintained by the holder with, a bank in New York City, or as otherwise provided in the Indenture. The specified offices of the paying agents initially appointed are set out on the reverse hereof.

___________________________
Secretary

      This is not a deposit insured under the Canada Deposit Insurance Corporation Act.

      Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in Sections 165(j) and 1287(a) of the Internal Revenue Code.

(Coupon No.)      (Denomination)     (ISIN)        (Series)      (Serial Number)

      NOTE: The phrase "unless the undermentioned Debenture shall have been previously called for redemption and payment thereof duly provided for" shall appear on those coupons maturing after the Interest Payment Date in July 1991.

(Reverse of Interest Coupon)

                                  PAYING AGENTS

        Bank of Montreal                           Bank of Montreal
    9 Queen Victoria Street                     119 St . James Street
        London EC4N 4XN                        Montreal, Quebec H3C 3B6
    (Principal Paying Agent)

   Union Bank of Switzerland         Union de Bangues Suisses (Luxembourg) S.A.
       Bahnhofstrasse 45                           36-38 Grand rue
          8021 Zurich                                 Luxembourg

                   Morgan Guaranty Trust Company of New York
                               Avenue des Arts 35
                                 B-1040 Brussels

      SECTION 17.03. Form of Registered Debenture. The form of the registered Debenture for the Series 10 Debentures, the Trustee's certificate and the transfer form thereon shall be substantially as follows:

                         (FORM OF REGISTERED DEBENTURE)

                      THIS IS NOT A DEPOSIT INSURED UNDER
                  THE CANADA DEPOSIT INSURANCE CORPORATION ACT

THIS DEBENTURE HAS NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933 AND MAY NOT BE OFFERED OR SOLD EXCEPT IN COMPLIANCE WITH SUCH ACT AND THE REQUIREMENTS OF THE INDENTURE REFERRED

TO BELOW SPECIAL RESTRICTIONS MAY APPLY TO THE REGISTRATION OF TRANSFER OF THIS DEBENTURE AND TO THE EXCHANGE OF THIS DEBENTURE FOR A COUPON DEBENTURE.

Denomination     ISIN     Series     Serial Number
------------     ----     ------     -------------
0000000          0000      10

                                BANK OF MONTREAL
                    (Incorporated under the laws of Canada )

                 FLOATING RATE DEBENTURES, SERIES 10, DUE 199 8

      BANK OF MONTREAL (hereinafter called the "Bank"), for value received
hereby acknowledges itself indebted and promises to pay to    or registered
assigns, on the Interest Payment Date (as defined in the Indenture) in July 1998, or on such earlier date as the principal hereof may become due in
accordance with the provisions of the Indenture, the principal sum of     ($   )
in lawful money of the United States of America, on presentation and surrender of this Debenture at the places herein mentioned and to pay interest on the said principal amount from July 23, 1986, or from such other date on which the Series 10 Debentures are initially issued or from the last Interest Payment Date to which interest shall have been paid or made available for payment on the outstanding Series 10 Debentures, whichever is the latest, twice yearly on the Interest Payment Dates in January and July in each year, commencing with the Interest Payment Date in January 1987, at the Rate of Interest for each Interest Period as determined by the Agent Bank (all as set forth and as defined in the Indenture), together with the Tax Indemnity herein mentioned, if applicable; and should the Bank at any time make default in the payment of any principal of or interest on this Debenture or any Tax Indemnity, to pay interest on the amount in default at the Rate of Interest applicable during such period of default, in like money, at the same places and twice yearly on the same Interest Payment Dates, together with Tax Indemnity, if applicable.

      The Series 10 Debentures are issuable in bearer form in the denominations of U.S. $10,000 and U.S. $250,000, with interest coupons attached ("coupon Series 10 Debentures") or, at the holder's option, in fully registered form in denominations of U.S. $10,000 and integral multiples thereof ("registered Series 10 Debentures").

      Payment of interest and Tax Indemnity, if any, will be made to the holder hereof on the applicable record date (except at final maturity or on redemption when interest may, at the option of the Bank, be paid on surrender hereof) by cheque or bank draft in U.S. dollars drawn on a bank in New York City mailed to the holder at such holder's registered address, or, at the holder's option, by transfer to a U.S. dollar account maintained by the holder with a bank in New York City. Payment of the principal of this Debenture will be made against the surrender hereof at the specified offices of any of the paying agents in New York City, Montreal or any additional paying agents designated therefor by the Bank pursuant to the Indenture and will be made by a cheque or bank draft in U.S dollars drawn on, or by transfer to a U.S. dollar account maintained by the holder with, a bank in New York City.

      The paying agent initially appointed by the Bank for the registered Series 10 Debentures is the main office of Bank of Montreal Trust Company in New York City. In addition, the Bank has initially appointed the following as paying agents for the Series 10 Debentures outside of the United States: the main offices of Bank of Montreal in London (the "principal paying agent"), Bank of Montreal in Montreal, Morgan Guaranty Trust Company of New York in Brussels, Union de Banques Suisses (Luxembourg) S.A. in Luxembourg and Union Bank- of Switzerland in Zurich. The Bank reserves the right to terminate the appointment of any paying agent and to appoint other such paying agents upon the terms and subject to the conditions provided in the Indenture.

      If the Bank is required to withhold or deduct any amount from the principal of or interest (including interest on amounts in default) on this Debenture on account of any present or future taxes, duties, assessments or governmental charges of whatsoever nature imposed or levied by or on behalf of the Government of Canada or any province or other political subdivision thereof or any authority or agency therein or thereof having power to tax, the Bank shall pay to the registered holder hereof such additional amounts ("Tax Indemnity") as will result in the payment to the registered holder of this Debenture of the amount which would otherwise have been payable in respect of the principal of or interest on this Debenture; provided, however, that no Tax Indemnity shall be payable with respect to this Debenture: (a) to a holder who is liable to tax thereon by reason of his being connected with Canada otherwise than merely by the holding or ownership of this Debenture, or (b) if presented for payment more than 15 days after the Relevant Date (as hereinafter defined), except to the extent that such holder would have been entitled to Tax Indemnity on presenting this Debenture for payment within such period of 15 days. For the foregoing purpose, the "Relevant Date" means the later of: (i) the date on which the payment in respect of this Debenture first becomes due and payable, and (ii) if the full amount of the moneys payable on such date has not been received prior to such date by the principal paying agent in London or by the Trustee, the date on which notice is duly given to the holders of Series 10 Debentures that such moneys have been so received.

      The Series 10 Debentures, of which this is one, are issued pursuant to an indenture dated as of July 23, 1986 between the Bank and The Royal Trust Company (the "Trustee"), as trustee for the Debentureholders (the "Indenture"). The Series 10 Debentures, in the event of the insolvency or winding-up of the Bank, rank equally and rateably with all other debentures of the Bank from time to time issued and outstanding under the Indenture, an indenture dated as of April 26, 1984, an indenture dated as of February 1, 1978 and indentures supplemental thereto, and a trust agreement dated as of April 1, 1972 and agreements supplemental thereto . As provided in the Indenture and in the Bank Act (Canada) payment of all amounts owing hereunder is subordinated to the deposit liabilities and all other liabilities of the Bank other than those ranking equally with or subordinate to the Series 10 Debentures. Reference is made to the Indenture for a further statement of the rights of the holders of Series 10 Debentures, of the Bank and of the Trustee to the same effect as if the provisions of the Indenture were set forth herein in full. A copy of the Indenture may be inspected at the principal office of the Trustee in Montreal or at the main offices of the paying agents referred to herein.

      The Series 10 Debentures will not be redeemable on or before the Interest Payment Date in July 1991. After the Interest Payment Date in July 1991, the Series 10 Debentures may be redeemed at the option of the Bank, in whole or in part, on any Interest Payment Date, on not less than 30 days' notice, at a price equal to the principal amount thereof together with unpaid interest accrued to the date fixed for redemption plus Tax Indemnity, if applicable.

      The Indenture provides for the creation of a segregated fund (the "Fund") to be held by the Trustee. Unless the Series 10 Debentures have been accelerated upon the occurrence of an event of default or except as otherwise provided in the Indenture with respect to redemption at the option of the Bank, the principal of the Series 10 Debentures shall be payable prior to their stated final maturity date solely from funds in the Fund. The Fund has been created for certain United States bank regulatory purposes and, although it is expected to provide a source of funds for the payment of the Series 10 Debentures, the Fund will not constitute security for the Series 10
Debentures.

      The Indenture provides that payment of principal of the Series 10 Debentures may be accelerated only in case of certain events involving the insolvency or winding-up of the Bank. There is no right of acceleration in the case of a default in the performance of any covenant of the Bank in the Indenture or in the Series 10 Debentures, including payment of interest on the Series 10 Debentures by the Bank.

      The Indenture provides also, among other things, for: (a) the exchange of coupon Series 10 Debentures for registered Series 10 Debentures or registered Series 10 Debentures for coupon Series 10 Debentures, provided that neither the Bank nor the Trustee will be required to make an exchange if as a result thereof it would incur adverse consequences under United States tax law; and (b) the holding of meetings of Debentureholders and for making binding on all Debentureholders certain decisions taken thereat.

      Notices to holders of registered Series 10 Debentures of redemption or of any variation of the paying agent in New York City will be given by first class mail. All other notices shall be given by publication once in one leading London daily newspaper or, if that is not possible, in one other leading English language daily newspaper of general circulation in Europe .

      This Debenture shall be transferable only at the principal office of the Trustee in Montreal and at the principal office of Bank of Montreal Trust Company in New York City and it may be transferred only by the registered holder hereof in person or his attorney duly authorized in writing.

      The Indenture and this Debenture shall be governed by and construed in accordance with the laws of the Province of Quebec and the laws of Canada applicable therein.

      This Debenture shall not become obligatory for any purpose until this Debenture is certified by or on behalf of the Trustee for the time being under the Indenture.

      IN WITNESS WHEREOF this Debenture has been duly executed, the corporate
seal of the Bank affixed hereon and dated     , 19  .

                                BANK OF MONTREAL

By:                                      And:

            Secretary                                   Chairman

                                     (Seal)

                        (Form of Trustee's Certificate)
                              TRUSTEE'S CERTIFICATE

      This Debenture is one of the Series 10 Debentures issued under the Indenture within mentioned.

                      THE ROYAL TRUST COMPANY
                                            Trustee

                      By______________________________
                              Authorized Officer

                               (Form of Transfer)

      FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto____ the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing __ attorney to transfer the said Debenture on the registers maintained for that purpose with full power of substitution in the premises.

      Dated________________________19______

      In the presence of

      _____________________________________

                                                _________________

                                ARTICLE EIGHTEEN

                                    EXECUTION

      SECTION 18.01. Counterparts and Formal Date. This Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of July 23, 1986.

      IN WITNESS WHEREOF the parties hereto have declared that it is their express wish that these presents and all other documents related hereto be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

                     BANK OF MONTREAL -- BANQUE DE MONTREAL

                                     By:  [ILLEGIBLE]
                                          --------------------------
                                          Vice President

         (Seal)                      And:  [ILLEGIBLE]
                                           --------------------------
                                           Assistant Secretary            (Seal)

THE ROYAL TRUST COMPANY -- COMPAGINE TRUST ROYAL

                                     By:  [ILLEGIBLE]
                                          --------------------------
                                          Authorized Officer

                                     And: [ILLEGIBLE]
                                          --------------------------
                                          Authorized Officer             (Seal)